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Exhibit 99.2

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors (the "Board").

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The scope of this assessment, as permitted by Canadian and U.S. securities laws, did not include an evaluation of the internal control over financial reporting of AGT Food and Ingredients Inc. as of December 31, 2019 because it was acquired by the company in a business combination during 2019. The operations of AGT Food and Ingredients Inc. represented approximately 3.7% of the company's consolidated income for the year ended December 31, 2019 and represented approximately 1.6% and 1.9% of the company's consolidated assets and liabilities respectively as at December 31, 2019. Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of the company's internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 6, 2020

V. Prem Watsa Chairman and Chief Executive Officer	Jennifer Allen Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded AGT Food and Ingredients Inc. from its assessment of internal control over financial reporting as of December 31, 2019 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2019. We have also excluded AGT Food and Ingredients Inc. from our audit of internal control over financial reporting. AGT Food and Ingredients Inc. is a subsidiary whose total assets, total liabilities and total income excluded from management's assessment and our audit of internal control over financial reporting represent 1.6%, 1.9% and 3.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of private placement debt securities as a type of Level 3 investment

As described in Notes 3 and 5 to the consolidated financial statements, the Company holds financial instruments categorized as Level 3 investments. Level 3 investments represent 14.4% of the Company's holding company cash and investments and portfolio investments measured at fair value of $34,184.6 million at December 31, 2019. Valuation of Level 3 investments uses valuation techniques and unobservable inputs that depend on the type of investment. Management used its own assumptions regarding unobservable inputs, as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated as at the measurement date. Private placement debt securities measured at fair value of $1,420.1 million at December 31, 2019, are a type of Level 3 investment that can be valued using varying valuation techniques and incorporate significant unobservable inputs, leading to a higher degree of estimation uncertainty. These securities are valued by management using primarily industry accepted discounted cash flow models that incorporate credit spreads of issuers as a significant unobservable input.

The principal considerations for our determination that performing procedures relating to the valuation of private placement debt securities as a type of Level 3 investment is a critical audit matter were there was (1) significant judgement required by management in selecting the relevant discounted cash flow model and determining the credit spreads as a significant unobservable input when developing the fair value of these investments, (2) a high degree of auditor subjectivity and judgement in performing procedures to evaluate i) management's selection of valuation techniques, such as discounted cash flow models, and ii) management's determination of credit spreads as a significant unobservable input. Hence, this resulted in significant audit effort, which included the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls over the valuation of the Level 3 investments, including management review controls over the Company's selection of the discounted cash flow model and determination of credit spreads as a significant unobservable input. These audit procedures also included testing management's process for developing the fair values or developing independent fair values to compare to those determined by management. Professionals with specialized skill and knowledge were used to develop independent fair values using industry-accepted valuation models and to assist in the evaluation of the Company's selection of the discounted cash flow model and determination of credit spreads as a significant unobservable input. Evaluating the reasonableness of credit spreads as a significant unobservable input involved considering consistency with, as applicable: (i) current and past performance of the particular investment, (ii) relevant external market and industry data, and (iii) evidence obtained in other areas of the audit. Further audit procedures included, among others, testing the completeness and accuracy of the underlying data used by management in the valuation process of the private placement debt securities.

Valuation of reserves for incurred but not reported losses

As described in Notes 3, 4 and 8 to the consolidated financial statements, provision for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices which are designed to ensure the Company establishes an appropriate reserve on its consolidated balance sheet for both reported and incurred but not reported (IBNR) losses as of the end of each accounting period. Management determines the undiscounted reserves for IBNR losses based on assumptions that represent best estimates of the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date but have not yet been reported. The Company's reserves for IBNR losses, net of reinsurance (IBNR reserves), as of December 31, 2019 were $13,301.1 million. There are varying actuarial projection methodologies that have been applied by management in the estimation of IBNR reserves, based on product line, type and extent of coverage. These methodologies require management to develop significant assumptions including; expected loss ratios, loss development patterns, claim frequencies and severities, exposure, expected reinsurance recoveries and trends.

The principal considerations for our determination that performing procedures relating to the valuation of IBNR reserves is a critical audit matter were there was (1) significant judgement required by management when selecting the actuarial projection methodologies and developing their assumptions to determine the IBNR reserves and (2) a high degree of auditor judgement, subjectivity and effort in evaluating audit evidence relating to the appropriateness of management's actuarial projection methodologies and significant assumptions including; expected loss ratios, loss development patterns, claims frequencies and severities, exposure, expected reinsurance recoveries and trends. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the Company's valuation of IBNR reserves, including controls over the selection of actuarial projection methodologies and the development of significant assumptions including; expected loss ratios, loss development patterns, claims frequencies and severities, exposure, expected reinsurance recoveries and trends. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the IBNR reserves by developing an independent estimate of the IBNR reserves by product line, type and extent of coverage. The IBNR reserves determined by management are compared to the total amount tested through the development of an independent estimate and the remaining portion subjected to other procedures. Developing an independent estimate involved i) selecting the actuarial projection methodology, ii) developing significant assumptions based on data provided by management, iii) where there was limited historical data, consideration of market views and peer company benchmarking to further inform independent development of significant assumptions and iv) testing the completeness and accuracy of the data provided by management.

Discounted cash flows used to determine recoverable amounts when assessing the impairment of goodwill, indefinite-lived intangible assets and investments in associates

As described in Notes 3, 4 and 12 to the consolidated financial statements, goodwill of $2,997.3 million and indefinite-lived intangible assets not subject to amortization of $1,790.5 million as of December 31, 2019 are assessed for impairment annually or more frequently if there are indicators of impairment. Impairment of goodwill and indefinite-lived intangible assets is assessed by comparing the carrying value of the cash-generating unit (CGU) or group of CGUs to which these assets are allocated to their recoverable amounts, with any impairment measured as the excess of the carrying amount over the recoverable amount of the respective CGU or group of CGUs. Furthermore, as described in Note 6 to the consolidated financial statements, investments in associates had a carrying value of $4,820.0 million as of December 31, 2019, of which $1,148.2 million represented investments in associates with fair values below their carrying values. If there is objective evidence that the carrying value of an associate is impaired, impairment is measured as the excess of the carrying amount over the recoverable amount of the associate. Discounted cash flows, when used to determine the recoverable amount of a CGU or a group of CGUs, to which goodwill or indefinite-lived intangible assets are allocated, are based on a fair value less costs to sell or a value-in-use model. Discounted cash flows, when used to determine the recoverable amount of associates, are based on a value-in-use model. The estimates of the recoverable amounts required significant judgements and assumptions in determining the discounted cash flows, which included discount rates, long term growth rates and working capital requirements, and also included (i) for goodwill, premiums, investment returns, revenues and expenses, (ii) for indefinite-lived intangible assets, revenues and royalty rates, and (iii) for investments in associates, annual capital expenditures, valuations of the pension funding liability on a going concern basis and cash taxes payable.

The principal considerations for our determination that performing procedures relating to the discounted cash flows used to determine recoverable amounts when assessing the impairment of goodwill, indefinite-lived intangible assets and investments in associates is a critical audit matter were there was (1) significant judgement by management in developing the significant assumptions including discount rates, long term growth rates, working capital requirements, premiums, investment returns, revenues, expenses, royalty rates, annual capital expenditures, valuation of pension funding liability on a going concern basis and cash taxes payable; and (2) a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management's significant assumptions. The audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included testing the effectiveness of controls relating to management's preparation of discounted cash flows including controls over the development of significant assumptions. For the majority of the recoverable amounts of the respective CGU or group of CGUs to which goodwill and indefinite-lived intangibles are allocated and for the recoverable amounts related to investments in associates where fair value is below carrying value, these procedures included: testing management's process for determining the recoverable amounts; evaluating the appropriateness of the models used; testing the completeness and accuracy of underlying data used in the discounted cash flows; and evaluating the reasonableness of the significant assumptions described above by comparing to current and past performance as well as to relevant external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discounted cash flows, including the significant assumptions of royalty rates, discount rates and long term growth rates.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 6, 2020

We have served as the Company's auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2019 and December 31, 2018

	Notes	December 31, 2019	December 31, 2018
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $5.5; December 31, 2018 – $21.5)	5, 27	1,098.9	1,557.2
Insurance contract receivables	10	5,435.0	5,110.7
Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $664.8; December 31, 2018 – $560.9)	5, 27	10,021.3	6,722.0
Bonds (cost $15,353.9; December 31, 2018 – $19,281.8)	5	15,618.1	19,256.4
Preferred stocks (cost $241.3; December 31, 2018 – $327.2)	5	578.2	260.1
Common stocks (cost $5,533.7; December 31, 2018 – $5,014.2)	5	5,287.6	4,431.4
Investments in associates (fair value $3,357.3; December 31, 2018 – $3,279.1)	5, 6	3,195.8	3,471.9
Derivatives and other invested assets (cost $1,168.7; December 31, 2018 – $971.3)	5, 7	759.1	563.6
Assets pledged for short sale and derivative obligations (cost $146.7; December 31, 2018 – $164.8)	5, 7	146.9	164.6
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	5, 6, 27	2,504.6	2,562.9

		38,111.6	37,432.9

Assets held for sale	23	2,785.6	–
Deferred premium acquisition costs	11	1,344.3	1,127.3
Recoverable from reinsurers (including recoverables on paid losses – $637.3; December 31, 2018 – $651.0)	8, 9	9,155.8	8,400.9
Deferred income taxes	18	375.9	497.9
Goodwill and intangible assets	12	6,194.1	5,676.9
Other assets	13	6,007.3	4,568.3

Total assets		70,508.5	64,372.1

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2019	December 31, 2018
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	4,814.1	3,020.0
Short sale and derivative obligations (including at the holding company – $0.3; December 31, 2018 – $6.6)	5, 7	205.9	149.5
Liabilities associated with assets held for sale	23	2,035.1	–
Insurance contract payables	10	2,591.0	2,003.1
Insurance contract liabilities	8	35,722.6	35,353.9
Borrowings – holding company and insurance and reinsurance companies	15	5,156.9	4,855.2
Borrowings – non-insurance companies	15	2,075.7	1,625.2

Total liabilities		52,601.3	47,006.9

Equity	16
Common shareholders' equity		13,042.6	11,779.3
Preferred stock		1,335.5	1,335.5

Shareholders' equity attributable to shareholders of Fairfax		14,378.1	13,114.8
Non-controlling interests		3,529.1	4,250.4

Total equity		17,907.2	17,365.2

		70,508.5	64,372.1

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2019 and 2018

	Notes	2019	2018
		(US$ millions except per share amounts)
Income
Gross premiums written	10, 25	17,511.2	15,528.3

Net premiums written	25	13,835.6	12,431.0

Gross premiums earned		16,611.0	15,001.4
Premiums ceded to reinsurers		(3,381.3)	(2,935.4)

Net premiums earned	25	13,229.7	12,066.0
Interest and dividends	5	880.2	783.5
Share of profit of associates	6	169.6	221.1
Net gains on investments	5	1,716.2	252.9
Other revenue	25	5,537.1	4,434.2

		21,532.8	17,757.7

Expenses
Losses on claims, gross	8	11,758.9	10,598.6
Losses on claims, ceded to reinsurers	9	(3,070.8)	(2,775.2)

Losses on claims, net	26	8,688.1	7,823.4
Operating expenses	26	2,476.3	2,444.7
Commissions, net	9	2,206.8	2,051.0
Interest expense	15	472.0	347.1
Other expenses	25, 26	5,456.9	4,229.4

		19,300.1	16,895.6

Earnings before income taxes		2,232.7	862.1
Provision for income taxes	18	261.5	44.2

Net earnings		1,971.2	817.9

Attributable to:
Shareholders of Fairfax		2,004.1	376.0
Non-controlling interests	16	(32.9)	441.9

		1,971.2	817.9

Net earnings per share	17	$72.80	$12.03
Net earnings per diluted share	17	$69.79	$11.65
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	26,901	27,506

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2019 and 2018

	Notes	2019	2018
		(US$ millions)

Net earnings		1,971.2	817.9

Other comprehensive loss, net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		101.4	(661.2)
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	(105.6)	166.3
Gains (losses) on hedge of net investment in European operations	7	(35.3)	57.1
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	6	(37.7)	(49.1)

		(77.2)	(486.9)

Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	21	(69.3)	10.2
Share of net losses on defined benefit plans of associates	6	(41.3)	(44.0)

		(110.6)	(33.8)

Other comprehensive loss, net of income taxes		(187.8)	(520.7)

Comprehensive income		1,783.4	297.2

Attributable to:
Shareholders of Fairfax		1,857.7	65.5
Non-controlling interests		(74.3)	231.7

		1,783.4	297.2

	2019	2018

Income tax (expense) recovery included in other comprehensive loss
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(4.3)	2.9
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	(7.3)	4.6

	(11.6)	7.5

Income tax on items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	29.8	(2.0)
Share of net losses on defined benefit plans of associates	6.5	5.6

	36.3	3.6

Total income tax recovery	24.7	11.1

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2019 and 2018
(US$ millions)

	Common shares(1)	Treasury shares at cost	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)(2)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2019	6,859.0	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2
Net earnings (loss) for the year	–	–	–	2,004.1	–	2,004.1	–	2,004.1	(32.9)	1,971.2
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	118.3	118.3	–	118.3	(16.9)	101.4
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(105.6)	(105.6)	–	(105.6)	–	(105.6)
Losses on hedge of net investment in European operations	–	–	–	–	(35.3)	(35.3)	–	(35.3)	–	(35.3)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	(17.6)	(17.6)	–	(17.6)	(20.1)	(37.7)
Net gains (losses) on defined benefit plans	–	–	–	–	(69.4)	(69.4)	–	(69.4)	0.1	(69.3)
Share of net losses on defined benefit plans of associates	–	–	–	–	(36.8)	(36.8)	–	(36.8)	(4.5)	(41.3)
Issuances for share-based payments	–	30.8	(35.6)	–	–	(4.8)	–	(4.8)	(0.3)	(5.1)
Purchases and amortization for share-based payments (note 16)	–	(104.4)	80.1	–	–	(24.3)	–	(24.3)	5.3	(19.0)
Purchases for cancellation (note 16)	(61.8)	–	–	(56.2)	–	(118.0)	–	(118.0)	–	(118.0)
Common share dividends	–	–	–	(278.0)	–	(278.0)	–	(278.0)	(175.8)	(453.8)
Preferred share dividends	–	–	–	(45.8)	–	(45.8)	–	(45.8)	–	(45.8)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	121.7	121.7
Deconsolidation of subsidiary (note 23)	–	–	–	–	–	–	–	–	(466.2)	(466.2)
Other net changes in capitalization (notes 16 and 23)	–	–	(14.4)	(109.1)	–	(123.5)	–	(123.5)	(131.7)	(255.2)

Balance as of December 31, 2019	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2

Balance as of January 1, 2018	6,905.4	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0
Net earnings for the year	–	–	–	376.0	–	376.0	–	376.0	441.9	817.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	(459.0)	(459.0)	–	(459.0)	(202.2)	(661.2)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	166.3	166.3	–	166.3	–	166.3
Gains on hedge of net investment in European operations	–	–	–	–	57.1	57.1	–	57.1	–	57.1
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	(42.6)	(42.6)	–	(42.6)	(6.5)	(49.1)
Net gains on defined benefit plans	–	–	–	–	9.9	9.9	–	9.9	0.3	10.2
Share of net losses on defined benefit plans of associates	–	–	–	–	(42.2)	(42.2)	–	(42.2)	(1.8)	(44.0)
Issuances for share-based payments	–	34.7	(35.3)	–	–	(0.6)	–	(0.6)	–	(0.6)
Purchases and amortization for share-based payments (note 16)	–	(214.0)	66.1	–	–	(147.9)	–	(147.9)	2.3	(145.6)
Purchases for cancellation (note 16)	(46.4)	–	–	(46.3)	–	(92.7)	–	(92.7)	–	(92.7)
Common share dividends	–	–	–	(283.2)	–	(283.2)	–	(283.2)	(159.5)	(442.7)
Preferred share dividends	–	–	–	(45.1)	–	(45.1)	–	(45.1)	–	(45.1)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	(5.8)	(5.8)
Deconsolidation of subsidiary (note 23)	–	–	–	–	–	–	–	–	(212.5)	(212.5)
Other net changes in capitalization (notes 16 and 23)	–	–	(16.4)	(185.2)	9.3	(192.3)	–	(192.3)	(206.7)	(399.0)

Balance as of December 31, 2018	6,859.0	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2

(1)
Includes multiple voting shares with a carrying value of $3.8 at January 1, 2018, December 31, 2018 and December 31, 2019.

(2)
Accumulated other comprehensive loss at December 31, 2019 of $711.7 included European Run-off's loss of $127.5 related primarily to net unrealized foreign currency translation losses (note 23).

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2019 and 2018

	Notes	2019	2018
		(US$ millions)
Operating activities
Net earnings		1,971.2	817.9
Depreciation, amortization and impairment charges	26	611.5	350.9
Net bond discount amortization		(116.3)	(141.0)
Amortization of share-based payment awards		80.1	66.1
Share of profit of associates	6	(169.6)	(221.1)
Deferred income taxes	18	83.8	(105.0)
Net gains on investments	5	(1,691.0)	(248.7)
Net increase in fair value of investment property		(25.2)	(24.4)
Net purchases of securities classified at FVTPL	27	(366.7)	(2,749.3)
Loss on repurchase of borrowings	15	23.7	58.9
Changes in operating assets and liabilities	27	953.9	271.4

Cash provided by (used in) operating activities		1,355.4	(1,924.3)

Investing activities
Sales of investments in associates	6	323.8	444.8
Purchases of investments in associates	6	(772.1)	(535.8)
Net purchases of investment property		(184.4)	(141.7)
Net purchases of premises and equipment and intangible assets		(319.6)	(236.5)
Purchases of subsidiaries, net of cash acquired	23	(210.1)	(163.1)
Sale of subsidiary, net of cash divested	23	–	71.4
Deconsolidation of subsidiary	23	(41.6)	(67.7)

Cash used in investing activities		(1,204.0)	(628.6)

Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		456.5	1,490.7
Repayments		(326.7)	(1,246.5)
Net borrowings (repayments) on insurance and reinsurance companies' revolving credit facilities		132.1	(42.2)
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		302.7	664.0
Repayments		(308.5)	(660.6)
Net borrowings (repayments) on revolving credit facilities and short term loans		(16.9)	41.4
Decrease in restricted cash related to financing activities		–	150.5
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	3	(59.9)	–
Principal payments on lease liabilities – non-insurance companies	3	(166.1)	–
Subordinate voting shares:	16
Purchases for treasury		(104.4)	(214.0)
Purchases for cancellation		(118.0)	(92.7)
Common share dividends	16	(278.0)	(283.2)
Preferred share dividends	16	(45.8)	(45.1)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	23	44.7	103.1
Purchases of non-controlling interests	23	(151.4)	(382.0)
Dividends paid to non-controlling interests	16	(197.7)	(159.5)

Cash used in financing activities		(837.4)	(676.1)

Decrease in cash and cash equivalents		(686.0)	(3,229.0)
Cash and cash equivalents – beginning of year		4,536.9	7,935.0
Foreign currency translation		12.4	(169.1)

Cash and cash equivalents – end of year	27	3,863.3	4,536.9

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	43
2.	Basis of Presentation	43
3.	Summary of Significant Accounting Policies	43
4.	Critical Accounting Estimates and Judgments	58
5.	Cash and Investments	60
6.	Investments in Associates	68
7.	Short Sales and Derivatives	74
8.	Insurance Contract Liabilities	77
9.	Reinsurance	81
10.	Insurance Contract Receivables and Payables	82
11.	Deferred Premium Acquisition Costs	83
12.	Goodwill and Intangible Assets	83
13.	Other Assets	85
14.	Accounts Payable and Accrued Liabilities	85
15.	Borrowings	86
16.	Total Equity	88
17.	Earnings per Share	92
18.	Income Taxes	92
19.	Statutory Requirements	95
20.	Contingencies and Commitments	96
21.	Pensions and Post Retirement Benefits	97
22.	Leases	98
23.	Acquisitions and Divestitures	99
24.	Financial Risk Management	104
25.	Segmented Information	120
26.	Expenses	126
27.	Supplementary Cash Flow Information	126
28.	Related Party Transactions	128
29.	Subsidiaries	129

Notes to Consolidated Financial Statements
for the years ended December 31, 2019 and 2018
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2019 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value, and non-current assets and disposal groups held for sale that have been measured at the lower of carrying value and fair value less costs to sell.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, assets held for sale, deferred premium acquisition costs, short sale and derivative obligations, liabilities associated with assets held for sale and insurance contract payables. The following balances are considered non-current: deferred income taxes and goodwill and intangible assets. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 6, 2020.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired, which is typically the acquisition date. The operating results of subsidiaries that are divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2019 and 2018 based on individual holding companies' and subsidiaries' financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company's significant operating subsidiaries are identified in note 29.

Non-controlling interests – Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest's share of changes in the subsidiary's net earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. Directly attributable acquisition-related costs are recorded in operating expenses as incurred. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. For each business combination the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit inclusive of its allocated goodwill to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names and Lloyd's participation rights are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and share of other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company's other investments in equity instruments. See "Determination of fair value" under the heading of "Investments" in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate's fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. An impairment loss is reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying value to what it would have been had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income are reclassified to the consolidated statement of earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Investments in joint ventures

Investments in joint ventures are accounted for using the equity method (as described in the preceding paragraphs) and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture's relevant activities. When a subsidiary constituting a business is contributed to a joint venture, any gain or loss on derecognition of the subsidiary, including recycling of applicable amounts in accumulated other comprehensive income and remeasurement to fair value of any retained interest in the subsidiary, is recognized in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.

Consolidated statement of cash flows

The company's consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company, subsidiary and Fairfax India and Fairfax Africa cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivatives, short sales and other invested assets (primarily investment property). Management determines the appropriate classifications of investments at their acquisition date.

Classification – Short term investments, bonds, preferred stocks, common stocks, short sales and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company's business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company's short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company's business model of maximizing total investment return on a fair value basis.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.

Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.

For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date gain (loss) and the cumulative reversal of prior period unrealized gains (losses) equals that financial instrument's net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

Derecognition – An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.

Bonds – Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of less than twelve months when purchased, are classified as bonds.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked ("CPI-linked") and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives.

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets and as a component of Fairfax Africa's portfolio investments. The fair value of derivatives in a loss position and short sales are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives and short sales are recorded as net gains (losses) on investments in the consolidated statement of earnings.

Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for short sale and derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.

Short sales – Short sales represent obligations to deliver securities which were not owned at the time of sale and are classified as financial liabilities at FVTPL. Such transactions are typically undertaken in anticipation of a decline in the market value of a security or for risk management purposes.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company's common stocks, equity call options, certain warrants and securities sold short are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs that require management to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Fair values of CPI-linked derivative contracts received from third party broker-dealers are assessed by comparing the fair values to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporate market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currency of some of the company's subsidiaries (principally in Canada, the United Kingdom, India and other parts of Asia) differ from the consolidated group's U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income, and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.

Hedging

At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.

Net investment hedge – The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income, and recycled from accumulated other comprehensive income to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a reporting period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from the translation of foreign subsidiaries and associates and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries and associates are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on disposal of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling to the consolidated statement of earnings. Upon settlement of the defined benefit plan or disposal of the related subsidiary or associate, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders' equity.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as premiums earned, net of premiums ceded, over the coverage terms of the underlying policies in accordance with the level of protection provided. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of broker commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Broker commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Those reserves include amounts for loss adjustment expenses, such as the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the current period consolidated statement of earnings in losses on claims, gross, and in losses on claims, ceded to reinsurers, as applicable. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claims trends, severities and frequencies, exposure growth and other factors are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.

Estimation techniques – Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of number of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims affecting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjuster's estimate or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and with due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries and at the corporate level by the company's Chief Actuary. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external actuaries who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims, ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net in the consolidated statement of earnings. Unearned premiums are reported on the consolidated balance sheet before reduction for premiums ceded to reinsurers. Reinsurers' portion of unearned premiums is included in recoverable from reinsurers on the consolidated balance sheet together with estimates of reinsurers' share of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital or other financial metrics that may affect the credit worthiness of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in operating expenses in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to or from the reinsurer. Contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable for reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income or in equity. In those cases, the income taxes are also recognized in other comprehensive income or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income or equity according to where the transactions that generated the distributable profits were recognized.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

On December 22, 2017 the United States enacted the Tax Cuts and Jobs Act ("U.S. tax reform") that, among other changes, introduced a new minimum base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates and a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI"), applicable to U.S. corporate income tax for tax years beginning after December 31, 2017. The company recognizes charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and does not include their impacts in measuring its net deferred income tax asset.

Assets held for sale and liabilities associated with assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through sale rather than through continuing use. A disposal group consists of assets to be transferred as a group, liabilities directly related to those assets and any goodwill acquired in a business combination allocated to the disposal group if the disposal group is a cash-generating unit. Classification as held for sale requires that management be committed to the sale, the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and the sale is expected to be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

When a sale is expected to result in loss of control of a subsidiary, all of the subsidiary's assets and liabilities are classified as held for sale even if the company will retain an interest in its former subsidiary after the sale.

When a sale involves an investment in associate or a portion thereof, the portion to be sold is classified as held for sale. The equity method of accounting is no longer applied to the portion to be sold, and continues to be applied to the retained portion if there is significant influence.

Investment property

Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in other revenue, and direct expenses in other expenses.

Other assets

Other assets primarily consist of premises and equipment, right-of-use assets associated with leases, inventories, sales receivables and finance lease receivables of the non-insurance companies, prepaid expenses, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life. In the consolidated statement of earnings depreciation expense is charged to operating expenses by the insurance and reinsurance companies, and to other expenses by the non-insurance companies.

Other revenue

Other revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.

Other expenses

Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities primarily consist of leases liabilities, trade payables of the non-insurance companies, accrued amounts for salaries and employee benefits, deferred revenue of the non-insurance companies, pension and post retirement liabilities, amounts withheld and accrued taxes, income taxes payable, accrued interest expense, legal fees, and other administrative costs. Accounts payable and accrued liabilities are initially recognized at fair value and subsequently measured at amortized cost.

Borrowings

Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment recognized in other expenses in the consolidated statement of earnings.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to fifteen years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans and supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. These contributions are charged to operating expenses by the insurance and reinsurance companies and to other expenses by the non-insurance companies in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Remeasurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income and subsequently included in accumulated other comprehensive income. Remeasurements are not recycled to the consolidated statement of earnings and are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Leases

Lessees – The company, primarily through its non-insurance companies, is a lessee under various leases related principally to premises, automobiles and equipment.

A right-of-use asset and a lease liability are recognized at the commencement date of a lease. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, and any initial direct costs incurred. Lease liabilities are initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the company's incremental borrowing rate. The company typically uses its incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet.

Subsequent to initial recognition, right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the right-of-use asset's useful life, with depreciation expense recorded as operating expenses or other expenses in the consolidated statement of earnings, and lease liabilities are measured at amortized cost using the effective interest method, with accretion of lease liabilities recorded as interest expense in the consolidated statement of earnings. Each lease payment is allocated between principal and interest expense to produce a constant periodic rate of interest on the remaining balance of the lease liability. The interest and principal portions of cash payments on lease liabilities are reported as operating activities and financing activities respectively in the consolidated statement of cash flows.

Right-of-use assets and lease liabilities are not recognized for short-term leases that have a lease term of twelve months or less, or for low value leases, which principally relate to office equipment, furniture and fixtures. Payments for short-term and low value leases are recorded on a straight-line basis over the lease term in the consolidated statement of earnings and reported as operating activities in the consolidated statement of cash flows.

Lessors – The company, primarily through its non-insurance companies, holds certain head leases where it acts as an intermediate lessor in a sub-lease. Interests in head leases and sub-leases are accounted for separately.

Classification of a sub-lease is determined with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying leased asset. If substantially all of the risk and rewards of ownership of the right-of-use asset are transferred, then the sub-lease is classified as a finance lease, where the right-of-use asset is derecognized, a finance lease receivable is recorded, representing the present value of future lease payments to be received, and any difference is recorded in the consolidated statement of earnings. Finance lease receivables are included in other assets on the consolidated balance sheet. Interest revenue earned on finance lease receivables is included in other revenue in the consolidated statement of earnings.

Sub-leases classified as operating leases do not result in any change to the amounts initially recognized on the head lease. Payments received from operating leases are recorded on a straight-line basis over the lease term as other revenue in the consolidated statement of earnings.

Operating leases (policy applicable prior to January 1, 2019)

The company and its subsidiaries are lessees under various operating leases related primarily to premises, automobiles and equipment. Payments made under an operating lease, net of any incentives received from the lessor, are recorded as an expense on a straight-line basis over the lease term in operating expenses or other expenses in the consolidated statement of earnings.

New accounting pronouncements adopted in 2019

The company adopted the following new standards and amendments, effective January 1, 2019, in accordance with their applicable transition provisions.

IFRS 16 Leases ("IFRS 16")

IFRS 16 removes the distinction between finance and operating leases and recognizes substantially all leases on the balance sheet. On the transition date of January 1, 2019, the company recognized the following in its consolidated financial statements:

  •
  Lease liabilities of $1,498.0 in accounts payable and accrued liabilities on the consolidated balance sheet, inclusive of finance lease amounts under IAS 17 Leases ("IAS 17") that were carried forward;

  •
  Right-of-use assets of $1,051.4 in other assets on the consolidated balance sheet, inclusive of reclassification adjustments for prepaid and accrued lease payments, deferred tenant inducements and leased premises and equipment previously recognized separately on the consolidated balance sheet at December 31, 2018;

  •
  Finance lease receivables of $369.0 in other assets on the consolidated balance sheet; and

  •
  Net decreases to retained earnings of $4.3 and non-controlling interests of $1.9 in other net changes in capitalization in the consolidated statement of changes in equity.

As permitted by IFRS 16, comparative information for periods prior to the transition date have not been restated and continue to be reported in accordance with IAS 17 and IFRIC 4 Determining Whether an Arrangement Contains a Lease ("IFRIC 4").

On initial application of IFRS 16 the company applied the following permitted practical expedients: carried forward the assessment of which contracts contain leases as previously assessed under IAS 17 and IFRIC 4; accounted for operating leases under IAS 17 with a remaining lease term of less than 12 months as short-term leases; measured right-of-use assets at an amount equal to the related lease liabilities; excluded initial direct costs in the measurement of right-of-use assets; and used hindsight in determining the lease term where a contract contains options to extend or terminate the lease.

Lease liabilities for leases previously classified as operating leases under IAS 17 and with remaining terms of greater than 12 months at the transition date were measured at the present value of the lease payments over the remaining lease term, discounted at the company's incremental borrowing rate. Right-of-use assets for those leases were measured as the amount of the lease liabilities, adjusted by any prepaid or accrued lease payments and deferred tenant inducements reclassified from the consolidated balance sheet at December 31, 2018. Asset and liability balances for leases classified as finance leases under IAS 17 were carried forward under IFRS 16 and reclassified as right-of-use assets and lease liabilities, respectively.

Sub-leases previously classified as operating leases under IAS 17 were reassessed at the transition date. Those sub-leases classified as finance leases under IFRS 16 were accounted for as new finance leases entered into on the transition date.

Presented in the table below are details of the lease commitments and obligations included in the company's consolidated financial statements for the year ended December 31, 2018, compared to the lease liabilities, right-of-use assets and finance lease receivables recognized on initial application of IFRS 16 at January 1, 2019:

	Insurance and reinsurance companies	Non- insurance companies	Total
Operating lease commitments at December 31, 2018	540.2	1,103.5	1,643.7
Adjustments for:
Short-term and low value leases	(2.0)	(20.7)	(22.7)
Extension and termination options	32.3	106.5	138.8

Lease commitments to be recognized under IFRS 16	570.5	1,189.3	1,759.8

Incremental borrowing rate (weighted average)	4.2%	5.1%	4.8%

Present value of lease commitments recognized under IFRS 16	454.4	992.4	1,446.8
Finance lease obligations at December 31, 2018 and other	1.1	50.1	51.2

Lease liabilities at January 1, 2019	455.5	1,042.5	1,498.0

Right-of-use assets at January 1, 2019	418.9	632.5	1,051.4

Finance lease receivables at January 1, 2019	5.6	363.4	369.0

The company's lease liabilities, right-of-use assets and finance lease receivables at January 1, 2019 related predominantly to premises.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

The amendments to IAS 19 Employee Benefits clarify the calculation of current service cost and net interest for the remainder of an annual period when a plan amendment, curtailment or settlement occurs, and are effective for such changes to the company's defined benefit pension and post retirement plans occurring on or after January 1, 2019. Adoption of these amendments on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")

IFRIC 23 clarifies how IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. Adoption of IFRIC 23 on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

IFRS Annual Improvements 2015-2017

The Annual Improvements amended IAS 12 Income Taxes to clarify that the income tax consequences, if any, of dividend distributions are recognized at the same time as the liability to pay those dividends, and that the income tax consequences are recorded in earnings, other comprehensive income, or in equity, according to where the past transactions or events that generated those distributable profits were recorded. Adoption of this amendment on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

New accounting pronouncements issued but not yet effective

The following new standards and amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2019. The company does not expect to adopt any of them in advance of their respective effective dates.

IFRS 17 Insurance Contracts ("IFRS 17")

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches and to discount loss reserves. The standard is effective for the company on January 1, 2021 and must be applied retrospectively with restatement of comparatives unless impracticable. On June 26, 2019 the IASB published an exposure draft proposing targeted amendments to IFRS 17, including a tentative deferral of the effective date to January 1, 2022. The company will continue to monitor the IASB's developments and assess the effect of any changes to IFRS 17 on the company's implementation plan.

Conceptual Framework for Financial Reporting ("Conceptual Framework")

On March 29, 2018 the IASB issued a revised Conceptual Framework that includes revised definitions of an asset and a liability as well as new guidance on measurement, derecognition, presentation and disclosure. The revised Conceptual Framework does not constitute an accounting pronouncement and will not result in any immediate change to IFRS, but the IASB and IFRS Interpretations Committee will use it in setting future standards. The revised Conceptual Framework is effective for the company beginning on January 1, 2020 and will apply when developing an accounting policy for an issue not addressed by IFRS.

Definition of a Business (Amendments to IFRS 3)

On October 22, 2018 the IASB issued amendments to IFRS 3 Business Combinations to narrow the definition of a business and clarify the distinction between a business combination and an asset acquisition. The amendments are applied prospectively to all business combinations and asset acquisitions on or after January 1, 2020 and are not expected to have a significant impact on the company's consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)

On October 31, 2018 the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to clarify the definition of "material". The amendments are applied prospectively on or after January 1, 2020 and are not expected to have a significant impact on the company's consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify the criteria for classifying a liability as non-current. The amendments are applied retrospectively on or after January 1, 2022 and are not expected to have a significant impact on the company's consolidated financial statements.

Comparatives

Certain prior year comparatives have been reclassified to conform with the current year's presentation.

Insurance contract payables is a new line on the consolidated balance sheet, comprised of certain insurance related amounts previously included in accounts payable and accrued liabilities. Income taxes payable and funds withheld payable to reinsurers were previously presented as separate lines on the consolidated balance sheet and are now included within accounts payable and accrued liabilities and insurance contract payables respectively. The company believes these reclassifications provide a better distinction between payables related to insurance and reinsurance contracts and those related to other aspects of the company's operations including investments, non-insurance companies, leases, and administration.

December 31, 2018

Insurance contract payables
Amounts previously included in accounts payable and accrued liabilities:
Payable to reinsurers	576.4
Ceded deferred premium acquisition costs	254.8
Amounts payable to agents and brokers	93.8
Accrued commissions	87.3
Accrued premium taxes	74.6
Other insurance contract payables	241.9

1,328.8
Funds withheld and other payables to reinsurers (previously presented separately on the consolidated balance sheet)	674.3

Insurance contract payables as presented on the consolidated balance sheet	2,003.1

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities as previously presented on the consolidated balance sheet	4,268.7
Amounts reclassified to insurance contract payables	(1,328.8)
Income taxes payable (previously presented separately on the consolidated balance sheet)	80.1

Accounts payable and accrued liabilities as presented on the consolidated balance sheet	3,020.0

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: determination of fair value for financial instruments in note 5; carrying value of associates in note 6; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and incurred but not reported (IBNR) claims as of each balance sheet date. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Insurance contracts" section of note 3 and the "Underwriting Risk" section of note 24 while the historic development of the company's insurance liabilities are presented in note 8.

Recoverability of deferred income tax assets

Management exercises judgment in assessing recent and expected profitability of operating companies and their ability to realize recorded income tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies. Details of deferred income tax assets are presented in note 18.

Business combinations

Accounting for business combinations requires estimates of fair value for the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including third party valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill (or gain on bargain purchase) recognized. The company has up to one year from the acquisition date to finalize its determination of fair values for a business combination if needed. Details of business combinations are presented in note 23.

Determination of recoverable amounts for goodwill, indefinite-lived intangible assets and investments in associates

Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit ("CGU") or group of CGUs to which these assets are allocated to their recoverable amounts. Investments in associates are assessed for impairment by comparing the carrying value of an associate to its recoverable amount. The company typically uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and to estimate the recoverable amount of an associate that is based on a value-in-use model. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and working capital requirements, and also (i) for goodwill, premiums, investment returns, revenues and expenses, (ii) for indefinite-lived intangible assets, revenues and royalty rates, and (iii) for investments in associates, annual capital expenditures, cash taxes payable and valuations of pension funding liabilities, if any, on a going concern basis. Discounted cash flows are subject to sensitivity analysis given the variability of future-oriented financial information. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12. Details of investments in associates and any impairment losses recorded in the consolidated statement of earnings are presented in note 6.

Determination of significant influence, joint control and control

The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company's proportion of the investee's voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company's investments in associates and joint ventures are presented in note 6, business combinations are presented in note 23 and subsidiaries are presented in note 29.

5.    Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of short sale and derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	December 31, 2019	December 31, 2018
Holding company
Cash and cash equivalents(1)	183.9	227.7
Short term investments	128.3	19.8
Bonds	395.9	503.4
Preferred stocks	4.7	4.5
Common stocks(2)	296.9	704.7
Derivatives (note 7)	83.7	75.6

	1,093.4	1,535.7

Assets pledged for short sale and derivative obligations:
Short term investments	2.8	13.7
Bonds	2.7	7.8

	5.5	21.5

Holding company cash and investments as presented on the consolidated balance sheet	1,098.9	1,557.2
Short sale and derivative obligations (note 7)	(0.3)	(6.6)

	1,098.6	1,550.6

Portfolio investments
Cash and cash equivalents(1)	3,954.5	4,583.7
Short term investments	6,066.8	2,138.3
Bonds	15,618.1	19,256.4
Preferred stocks	578.2	260.1
Common stocks(2)	5,287.6	4,431.4
Investments in associates (note 6)	3,195.8	3,471.9
Derivatives (note 7)	202.7	229.8
Other invested assets(3)	556.4	333.8

	35,460.1	34,705.4

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents(1)	–	3.0
Short term investments	72.4	36.8
Bonds	74.5	124.8

	146.9	164.6

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	104.7	67.7
Bonds	124.1	576.4
Common stocks	359.7	158.5
Investments in associates (note 6)	1,391.3	1,103.0

	1,979.8	1,905.6

Fairfax Africa cash, portfolio investments and associates:
Cash and cash equivalents(1)	86.2	231.9
Short term investments	104.0	38.7
Bonds	100.1	92.7
Common stocks	–	3.9
Investments in associates (note 6)	232.9	288.1
Derivatives (note 7)	1.6	2.0

	524.8	657.3

Portfolio investments as presented on the consolidated balance sheet	38,111.6	37,432.9
Short sale and derivative obligations (note 7)	(205.6)	(142.9)

	37,906.0	37,290.0

Total investments, net of short sale and derivative obligations	39,004.6	38,840.6

(1)
Includes aggregate restricted cash and cash equivalents at December 31, 2019 of $691.5 (December 31, 2018 – $577.1). See note 27.

(2)
Includes aggregate investments in limited partnerships and other funds with carrying values at December 31, 2019 of $2,056.8 and $175.6 (December 31, 2018 – $2,055.8 and $150.3).

(3)
Comprised primarily of investment property.

Restricted cash and cash equivalents at December 31, 2019 of $691.5 (December 31, 2018 – $577.1) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries, and excluded European Run-off's amounts that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. Refer to note 27 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20), for short sale and derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2019	December 31, 2018
Regulatory deposits(1)	4,667.4	4,503.3
Security for reinsurance and other(1)	1,106.7	1,200.3

	5,774.1	5,703.6

(1)
Excludes European Run-off's regulatory deposits of $71.7 and security for reinsurance and other of $65.5 at December 31, 2019 that were included in assets held for sale on the consolidated balance sheet (note 23).

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2019 bonds containing call, put and both call and put features represented $3,415.4, $2.6 and $952.7 respectively (December 31, 2018 – $3,123.1, $49.1 and $242.9) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9) that reduce the company's exposure to interest rate risk (described in note 7). The decrease in the company's holdings of bonds due in 1 year or less and due after 1 year through 5 years was primarily due to net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $4,601.5 and $344.5, the settlement of bonds issued by EXCO Resources Inc. and Sanmar Chemicals Group (both described in note 6) and the reclassification of bonds at European Run-off to assets held for sale (note 23), partially offset by net purchases of high quality U.S. corporate bonds of $545.1 and purchases of other corporate bonds. Proceeds from net sales of short-dated U.S. treasury bonds were primarily reinvested into U.S. treasury and corporate and other short-term investments.

	December 31, 2019		December 31, 2018
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	8,158.1	8,206.3	9,610.5	9,606.5
Due after 1 year through 5 years	5,872.8	5,980.8	9,112.7	9,174.4
Due after 5 years through 10 years	1,227.6	1,242.3	808.4	802.7
Due after 10 years	784.9	886.0	956.9	977.9

	16,043.4	16,315.4	20,488.5	20,561.5

Pre-tax effective interest rate		3.6%		3.5%

(1)
Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2019				December 31, 2018
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	4,329.3	–	–	4,329.3	5,114.0	–	–	5,114.0

Short term investments:
Canadian government	373.9	–	–	373.9	198.9	–	–	198.9
Canadian provincials	755.3	–	–	755.3	171.6	–	–	171.6
U.S. treasury	3,154.4	–	–	3,154.4	758.5	–	–	758.5
Other government	220.6	155.2	–	375.8	692.4	122.3	–	814.7
Corporate and other	–	1,714.9	–	1,714.9	–	303.6	–	303.6

	4,504.2	1,870.1	–	6,374.3	1,821.4	425.9	–	2,247.3

Bonds:
Canadian government	–	664.4	–	664.4	–	964.7	–	964.7
Canadian provincials	–	2.9	–	2.9	–	51.9	–	51.9
U.S. treasury	–	5,610.8	–	5,610.8	–	10,464.0	–	10,464.0
U.S. states and municipalities	–	216.5	–	216.5	–	363.2	–	363.2
Other government	–	1,656.0	–	1,656.0	–	1,593.3	–	1,593.3
Corporate and other	–	6,744.7	1,420.1	8,164.8	–	5,131.5	1,992.9	7,124.4

	–	14,895.3	1,420.1	16,315.4	–	18,568.6	1,992.9	20,561.5

Preferred stocks:
Canadian	–	8.4	82.5	90.9	–	7.8	160.5	168.3
U.S.	–	–	5.0	5.0	–	–	5.0	5.0
Other(2)	5.3	–	481.7	487.0	1.1	–	90.2	91.3

	5.3	8.4	569.2	582.9	1.1	7.8	255.7	264.6

Common stocks:
Canadian	577.9	103.7	114.8	796.4	669.6	96.0	107.7	873.3
U.S.	360.6	33.2	1,029.3	1,423.1	302.0	48.6	1,073.2	1,423.8
Other(3)	2,289.5	397.8	1,037.4	3,724.7	1,056.7	476.9	1,467.8	3,001.4

	3,228.0	534.7	2,181.5	5,944.2	2,028.3	621.5	2,648.7	5,298.5

Derivatives and other invested assets	–	80.1	764.3	844.4	–	164.3	476.9	641.2

Short sale and derivative obligations (note 7)	–	(205.9)	–	(205.9)	–	(149.3)	(0.2)	(149.5)

Holding company cash and investments and portfolio investments measured at fair value	12,066.8	17,182.7	4,935.1	34,184.6	8,964.8	19,638.8	5,374.0	33,977.6

	35.3%	50.3%	14.4%	100.0%	26.4%	57.8%	15.8%	100.0%

Investments in associates (note 6)(4)	1,982.9	19.4	4,034.2	6,036.5	2,344.9	36.9	2,841.3	5,223.1

(1)
Includes restricted cash and cash equivalents of $691.5 at December 31, 2019 (December 31, 2018 – $577.1). See note 27.

(2)
Primarily comprised of the company's investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"). The company also holds a 49.0% equity interest in Digit as described in note 6.

(3)
Includes other funds invested principally in fixed income securities with a carrying value at December 31, 2019 of $175.6 (December 31, 2018 – $150.3) that are excluded when measuring the company's equity and equity-related exposure.

(4)
The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.

During 2019 and 2018 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.

	2019
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares	Common shares		Private equity funds(1)	Total
Balance – January 1	1,810.7	1,992.9	476.7	255.7	668.0		170.0	5,374.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	136.0	(159.8)	195.9	374.3	132.0		29.9	708.3
Purchases	196.6	424.5	195.3	49.0	25.5		–	890.9
Sales and distributions	(251.9)	(806.6)	(109.2)	(108.7)	(45.4)		(67.4)	(1,389.2)
Transfer out of category	(39.0)	–	–	–	(574.3	)(2)	–	(613.3)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	6.8	23.3	5.8	(1.1)	(0.2)		(3.3)	31.3
Assets held for sale (note 23)	(12.5)	(54.2)	(0.2)	–	–		–	(66.9)

Balance – December 31	1,846.7	1,420.1	764.3	569.2	205.6		129.2	4,935.1

	2018
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares	Common shares	Private equity funds(1)	Total
Balance – January 1	1,598.7	1,941.1	177.6	283.2	202.2	170.5	4,373.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	155.7	(78.4)	(44.5)	(46.0)	(24.0)	10.9	(26.3)
Purchases	383.1	458.7	362.1	47.7	7.5	2.6	1,261.7
Sales and distributions	(316.3)	(266.3)	(0.5)	(24.4)	(3.5)	(5.8)	(616.8)
Transfer into category	–	–	–	–	491.4 (2)	–	491.4
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(10.5)	(62.2)	(18.0)	(4.8)	(5.6)	(8.2)	(109.3)

Balance – December 31	1,810.7	1,992.9	476.7	255.7	668.0	170.0	5,374.0

(1)
Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

(2)
During 2019 the company's investment in ICICI Lombard common stock was transferred from Level 3 to Level 1 as the Indian regulatory selling restriction placed on the company's holdings was removed. Accordingly, the company ceased applying a discount for lack of marketability (an unobservable key valuation input) to the traded market price of those holdings, which had previously been transferred from Level 1 to Level 3 during 2018. Subsequently during 2019 the company sold its remaining 9.9% equity interest in ICICI Lombard.

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company's significant Level 3 financial assets at December 31, 2019:

				Input range used		Effect on estimated fair value if input value is increased(a)
			Significant unobservable input
	Carrying value
Asset class		Valuation technique		Low	High
Limited partnerships and other(b)(1)	1,846.7	Net asset value	Net asset value	N/A	N/A	Increase
Private placement debt securities(c)(2)	1,051.0	Discounted cash flow	Credit spread	1.4%	19.4%	Decrease
Private placement debt securities(c)(3)	232.0	Market approach	Recent transaction price	N/A	N/A	Increase
Derivatives and other invested assets:
Investment property(e)(4)	480.5	Income capitalization approach and/or sales comparison approach	Terminal capitalization rate Discount rate Market rent growth rate	6.8% 7.3% 3.0%	7.5% 9.0% 3.0%	Decrease Decrease Increase
Warrants(e)(5)	199.5	Option pricing model	Equity volatility	21.3%	41.0%	Increase
CPI-linked derivatives(e)(6)	6.7	Option pricing model	Inflation volatility	0.0%	3.9%	Increase
Private company preferred shares(d)(7)	481.7	Market approach	Transaction price	N/A	N/A	Increase
			Discount for lack of marketability	4.5%	4.5%	Decrease
Private company preferred shares(d)(8)	68.6	Discounted cash flow	Credit spread	3.6%	3.6%	Decrease
Common shares(b)(9)	76.0	Market comparable	Book value multiple	1.4	1.4	Increase
Private equity funds(b)(1)	65.4	Net asset value	Net asset value	N/A	N/A	Increase
Private equity funds(b)(9)	63.8	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Other	363.2	Various	Various	N/A	N/A	N/A

Total	4,935.1

(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Included in holding company cash and investments or common stocks on the consolidated balance sheet.

(c)
Included in holding company cash and investments or bonds on the consolidated balance sheet.

(d)
Included in preferred stocks on the consolidated balance sheet.

(e)
Included in holding company cash and investments or derivatives and other invested assets on the consolidated balance sheet.

(1)
Valued primarily based on net asset value statements provided by third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months' notice to liquidate or redeem. Reasonably possible alternative assumptions have not been applied to the estimated fair value of these investments due to their diverse nature and resulting dispersion of prices. At December 31, 2019 limited partnerships and other consisted of 49 investments, the largest being $482.3.

(2)
Valued using industry accepted discounted cash flow models that incorporate market unobservable credit spreads of the issuers. At December 31, 2019 this asset class consisted of 16 investments, the largest being $442.1. By increasing (decreasing) the credit spreads within a reasonably possible range, the fair value of these private placement debt securities would decrease by $14.3 (increase by $14.4).

(3)
At December 31, 2019 this asset class consisted of 6 investments, the largest being $108.1.

(4)
Valued by third party appraisers using industry accepted income capitalization and/or sales comparison methodologies that incorporate market unobservable capitalization rates, discount rates and market rent growth rates.

(5)
Valued using industry accepted option pricing models that incorporate market unobservable long-dated equity volatilities. A higher equity volatility generally results in a higher fair value due to the higher probability of obtaining a greater return from the warrant.

(6)
Valued based on broker-dealer quotes which utilize market observable inputs except for inflation volatility which is market unobservable.

(7)
A discount for lack of marketability is applied to the transaction price of preferred shares that the company is restricted from converting into common shares for a specified period, and is determined using an industry accepted option pricing model that incorporates market unobservable long-dated equity volatilities. A higher (lower) equity volatility generally results in a higher (lower) option value and a lower (higher) fair value of the preferred shares.

(8)
Valued using industry accepted discounted cash flow models that incorporate market unobservable credit spreads of the preferred shares.

(9)
Fair values are determined by reference to various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, such investments are classified as Level 3 because the valuation multiples applied by the company were adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2019	2018
Interest income:
Cash and short term investments	156.5	158.1
Bonds	618.0	555.0
Derivatives and other invested assets	51.8	30.8

	826.3	743.9

Dividends:
Preferred stocks	11.2	11.0
Common stocks	82.5	70.5

	93.7	81.5

Investment expenses	(39.8)	(41.9)

Interest and dividends	880.2	783.5

Share of profit of associates(1)	169.6	221.1

(1)
Includes impairment charges recorded on investments in associates during 2019 of $211.2 (2018 – $57.3). See note 6.

Net gains (losses) on investments

	2019					2018
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Bonds	(59.6)	(1)(2)	258.1	(1)(2)	198.5	126.2		(335.9)	(209.7)
Preferred stocks	(23.4)		397.3	(3)	373.9	(21.9)		(10.7)	(32.6)
Common stocks	548.0	(4)	377.9	(4)	925.9	196.4		(581.1)	(384.7)

	465.0		1,033.3		1,498.3	300.7		(927.7)	(627.0)

Derivatives:
Equity and equity index total return swaps – short positions	48.2	(5)	(93.2)		(45.0)	(46.8)	(5)	8.6	(38.2)
Equity total return swaps – long positions	(34.5)	(5)	55.0		20.5	(37.2)	(5)	(49.1)	(86.3)
Equity warrant forward contracts	83.8	(6)	(38.4)	(6)	45.4	75.4	(6)	38.5 (6)	113.9
Equity warrants and call options	(4.7)		128.6		123.9	(15.1)		(54.8)	(69.9)
CPI-linked derivatives	(14.1)		1.8		(12.3)	–		(6.7)	(6.7)
U.S. treasury bond forwards	(119.3)		32.6		(86.7)	49.6		(2.9)	46.7
Other	9.9	(6)	(111.3)	(6)	(101.4)	0.1		19.8 (6)	19.9

	(30.7)		(24.9)		(55.6)	26.0		(46.6)	(20.6)

Foreign currency net gains (losses) on:
Investing activities	(17.3)		(50.7)		(68.0) (7)	(43.1)		(128.2)	(171.3) (7)
Underwriting activities	5.6		–		5.6	31.6		–	31.6
Foreign currency contracts	8.3		(9.6)		(1.3)	(21.5)		29.4	7.9

	(3.4)		(60.3)		(63.7)	(33.0)		(98.8)	(131.8)

Gain on disposition of associates	10.9	(8)	–		10.9	138.9	(11)	–	138.9

Gain on deconsolidation of subsidiary	171.3	(9)	–		171.3	889.9	(12)	–	889.9

Other	20.3		134.7	(10)	155.0	(0.1)		3.6	3.5

Net gains (losses) on investments	633.4		1,082.8		1,716.2	1,322.4		(1,069.5)	252.9

(1)
On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's holdings of EXCO bonds with common shares (note 6), resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).

(2)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years). See note 6.

(3)
On December 23, 2019 Go Digit Infoworks Services Private Limited ("Digit") entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares. The company also holds a 49.0% equity interest in Digit as described in note 6.

(4)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(5)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(6)
Includes the Seaspan forward commitment contracts to invest in Seaspan Tranche 2 debentures and warrants in 2019 and also the equity warrant forward contract to invest in Seaspan $8.05 warrants in 2018. See note 6.

(7)
Foreign currency net losses on investing activities during 2019 primarily related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies. Foreign currency net losses on investing activities during 2018 primarily reflected strengthening of the U.S. dollar relative to the Indian rupee and the euro.

(8)
On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

(9)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 23.

(10)
During 2019 it was determined that the company will receive additional consideration of $33.9 pursuant to its sale of First Capital in 2017. See note 20.

(11)
During 2018 the company sold its equity accounted investments in Arbor Memorial Services Inc. and an insurance brokerage for net proceeds of $179.2 (Cdn $235.4) and $58.8 (Cdn$76.3) and recorded net realized gains of $111.8 and $17.6 (Cdn$22.7) respectively.

(12)
During 2018 Thomas Cook India entered into a joint strategic agreement with the founder of Quess that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting. See note 23.

6.    Investments in Associates

The company's investments in associates are as follows:

	December 31, 2019
							Year ended December 31, 2019
			Carrying value
	Ownership percentage(a)(e)	Fair value(b)(e)	Associates and joint ventures(e)		Fairfax India and Fairfax Africa associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	50.0%	403.1	303.9	(d)	–	303.9	154.8
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	45.2	48.6		–	48.6	2.7
Thai Re Public Company Limited ("Thai Re")(1)	47.1%	43.3	43.3		–	43.3	(15.0)
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	35.6	39.2		–	39.2	3.2
Falcon Insurance PLC ("Falcon Thailand")	41.2%	10.4	10.4		–	10.4	0.5
Go Digit Infoworks Services Private Limited ("Digit")(2)	49.0%	122.3	–		–	–	(7.6)
Other(3)	–	46.6	46.7		–	46.7	7.9

		706.5	492.1		–	492.1	146.5

Non-insurance:
India
Bangalore International Airport Limited ("Bangalore Airport")(14)	54.0%	1,429.8	–		689.3	689.3	30.8
Quess Corp Limited ("Quess")(6)(7)	33.2%	332.1	704.1	(d)	–	704.1	(183.2)
IIFL Finance Limited ("IIFL Finance")(10)	35.4%	221.4	56.4		167.2	223.6	198.9
Sanmar Chemicals Group ("Sanmar")(11)	42.9%	412.9	–		178.7	178.7	–
CSB Bank Limited ("CSB Bank")(12)	49.7%	229.3	–		157.8	157.8	(4.0)
IIFL Securities Limited ("IIFL Securities")(7)(10)	35.4%	65.0	30.8		90.3	121.1	1.6
Seven Islands Shipping Limited ("Seven Islands")(13)	48.5%	88.8	–		84.7	84.7	3.0
Other	–	24.3	8.8		23.3	32.1	(0.3)

		2,803.6	800.1		1,391.3	2,191.4	46.8

Africa
Atlas Mara Limited ("Atlas Mara")	42.4%	78.1	–		82.3	82.3	(54.0)
AFGRI Holdings Proprietary Limited ("AFGRI")	62.8%	141.0	–		79.6	79.6	19.5
Other(15)	–	66.3	–		71.0	71.0	(6.6)

		285.4	–		232.9	232.9	(41.1)

Agriculture
Astarta Holding N.V. ("Astarta")(7)	27.4%	28.9	115.5		–	115.5	(19.1)
Farmers Edge Inc. ("Farmers Edge")	50.4%	43.8	41.0		–	41.0	(39.9)

		72.7	156.5		–	156.5	(59.0)

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(4)	–	99.0	99.0	(d)	–	99.0	49.8
Other(5)	–	80.8	74.7		–	74.7	(5.8)

		179.8	173.7		–	173.7	44.0

Other
Seaspan Corporation ("Seaspan")(8)	32.5%	994.5	626.9		–	626.9	83.8
EXCO Resources Inc. ("EXCO")(9)	43.3%	238.2	243.2		–	243.2	21.6
Resolute Forest Products Inc. ("Resolute")(7)	27.7%	104.0	207.5		–	207.5	(4.9)
APR Energy plc ("APR Energy")	53.4%	266.2	189.3	(d)	–	189.3	(57.0)
Peak Achievement Athletics ("Peak Achievement")	42.6%	163.9	104.4	(d)	–	104.4	(5.1)
Partnerships, trusts and other	–	221.7	202.1		–	202.1	(6.0)

		1,988.5	1,573.4		–	1,573.4	32.4

		5,330.0	2,703.7		1,624.2	4,327.9	23.1

Investments in associates		6,036.5	3,195.8		1,624.2	4,820.0	169.6

As presented on the consolidated balance sheet:
Investments in associates		3,357.3				3,195.8
Fairfax India and Fairfax Africa investments in associates		2,679.2				1,624.2

		6,036.5				4,820.0

	December 31, 2018
							Year ended December 31, 2018
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures		Fairfax India and Fairfax Africa associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	50.0%	287.7	175.2	(d)	–	175.2	18.1
Gulf Insurance Company ("Gulf Insurance")	43.3%	211.5	174.2		–	174.2	7.3
Thai Re Public Company Limited ("Thai Re")	47.1%	53.1	53.1		–	53.1	(52.4)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	46.0	47.1		–	47.1	0.7
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	34.5	36.5		–	36.5	0.6
Falcon Insurance PLC ("Falcon Thailand")	41.2%	9.3	9.3		–	9.3	–
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	3.4	3.4		–	3.4	(6.8)
Other	–	55.2	55.2		–	55.2	2.8

		700.7	554.0		–	554.0	(29.7)

Non-insurance:
India
Quess Corp Limited ("Quess")	48.8%	672.5	1,044.6	(d)	–	1,044.6	8.4
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	704.1	–		674.4	674.4	51.1
IIFL Holdings Limited ("IIFL Holdings")	35.4%	818.3	106.2		317.2	423.4	45.3
CSB Bank Limited ("CSB Bank")	36.4%	93.1	–		93.1	93.1	–
Other	–	233.2	6.6		18.3	24.9	(1.0)

		2,521.2	1,157.4		1,103.0	2,260.4	103.8

Africa
Atlas Mara Limited ("Atlas Mara")	42.4%	119.1	–		195.6	195.6	30.8
AFGRI Holdings Propriety Limited ("AFGRI")	60.0%	149.9	–		57.1	57.1	(13.2)
Other		35.3	–		35.4	35.4	–

		304.3	–		288.1	288.1	17.6

Agriculture
Astarta Holding N.V. ("Astarta")	28.2%	43.1	116.9		–	116.9	(16.3)
Farmers Edge Inc. ("Farmers Edge")	49.2%	66.6	66.9		–	66.9	(32.7)

		109.7	183.8		–	183.8	(49.0)

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")	–	246.7	247.3	(d)	–	247.3	118.6
Other	–	116.7	105.7		–	105.7	(2.8)

		363.4	353.0		–	353.0	115.8

Other
Resolute Forest Products Inc. ("Resolute")	33.6%	240.8	299.8		–	299.8	74.4
APR Energy plc ("APR Energy")	67.8%	303.6	298.4	(d)	–	298.4	(10.3)
Seaspan Corporation ("Seaspan")	21.8%	300.8	276.8		–	276.8	8.8
Peak Achievement Athletics ("Peak Achievement")	42.6%	153.5	128.6	(d)	–	128.6	(15.1)
Arbor Memorial Services Inc. ("Arbor Memorial")	–	–	–		–	–	10.8
Partnerships, trusts and other	–	225.1	220.1		–	220.1	(6.0)

		1,223.8	1,223.7		–	1,223.7	62.6

		4,522.4	2,917.9		1,391.1	4,309.0	250.8

Investments in associates		5,223.1	3,471.9		1,391.1	4,863.0	221.1

As presented on the consolidated balance sheet:
Investments in associates		3,279.1				3,471.9
Fairfax India and Fairfax Africa investments in associates		1,944.0				1,391.1

		5,223.1				4,863.0

(a)
Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)
See note 5 for fair value hierarchy information.

(c)
Fairfax India and Fairfax Africa's associates are domiciled in India and Africa respectively.

(d)
These investments are joint ventures.

(e)
Excludes European Run-off's investments in associates and joint ventures with a carrying value of $368.8 and a fair value of $430.5 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Seaspan, APR Energy and Resolute. See note 23.

Insurance and reinsurance associates

(1)
During 2019 the carrying value of the company's investment in Thai Re exceeded its fair value as determined by the market price of Thai Re shares. The company performed a value-in-use analysis to establish the recoverable amount of its investment in Thai Re and recognized a non-cash impairment charge of $7.5 in share of profit of associates in the consolidated statement of earnings.

(2)
On December 23, 2019 Digit entered into definitive agreements whereby its general insurance subsidiary Digit Insurance subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and valued the company's 49.0% equity interest in Digit at $122.3 at December 31, 2019. The company's 49.0% equity interest in Digit is comprised of a 45.3% interest in Digit common shares and a 3.7% interest through Digit compulsory convertible preferred shares that are considered in-substance equity. Foreign direct ownership in the insurance sector in India is limited to 49.0% and as a result the remainder of the company's investment in Digit compulsory convertible preferred shares are recorded at FVTPL as described in note 5.

(3)
On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

Non-insurance associates

(4)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson Holdings, Inc. and its affiliates ("Kennedy Wilson") to invest in U.S. and international real estate. The company participates as a limited partner in the KWF LPs with interests ranging from approximately 50% to 90%. Kennedy Wilson is the general partner and holds the remaining limited partnership interest in each of the KWF LPs. During 2019 the company recorded share of profit of a KWF LP of $57.0 (€53.6) related to the sale of investment property in Dublin, Ireland. The KWF LP was subsequently liquidated and its carrying value reduced to nil when the company received final cash distributions of $169.4 (€150.0).

(5)
On May 17, 2019 the company deconsolidated Grivalia Properties, which included Grivalia Properties' investments in associates with a carrying value of $68.5. See note 23.

(6)
On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess Corp Limited ("Quess") as a return of capital to its shareholders. This resulted in the company receiving a direct 31.8% joint venture interest in Quess as a transfer between companies under common control, with the company's carrying value of Quess remaining unchanged and subject to impairment testing as described in footnote 7 below. Prior to the spin-off Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6, which is included in share of profit of associates in the consolidated statement of earnings and fully attributed to non-controlling interests.

(7)
At December 31, 2019 certain of the company's associates had carrying values that exceeded their fair values as determined by the market prices of their shares. For each such associate, the company performed a value-in-use analysis based on multi-year free cash flow projections and concluded that no impairment was required as the recoverable amount exceeded carrying value. Key assumptions for each value-in-use analysis are set out in the table below:

Associate or joint venture	Fair value	Carrying value	Source of free cash flow projections	Discount rate(a)	Long term growth rate(b)	Summary of other assumptions

Quess	332.1	704.1	Quess management	12.8%	6.0%	Annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and reduced cash taxes payable in the next eight years through utilization of existing tax incentives.
Resolute	104.0	207.5	Internal estimates consistent with third party analyst reports	10.3%	1.5%
						Valuation of pension funding liability on a going concern basis, annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and no significant cash taxes payable in the next five years through utilization of existing tax losses.
IIFL Securities	65.0	121.1	IIFL Securities management	12.3%	6.0%	Annual capital expenditures normalizing to levels that are comparable to non-capital intensive service-based peers and working capital requirements comparable to industry peers.
Astarta(c)	28.9	115.5	Internal estimates consistent with third party analyst reports	12.7%	3.0%
						Annual capital expenditures consistent with external analyst estimates, working capital requirements comparable to industry peers and cash taxes payable at the Ukraine corporate income tax rate for subsidiaries that have not elected to pay the fixed agricultural tax.

	530.0	1,148.2

  (a)
  The discount rate is representative of the cost of capital of industry peers.

  (b)
  The long term growth rate is consistent with growth expectations for the industry and the economies in which each associate or joint venture operates.

  (c)
  The company recorded a non-cash impairment charge of $10.1 on its investment in Astarta during 2019. At December 31, 2019 a value-in-use analysis concluded that no further impairment charge was required.

(8)
On January 15, 2019 the company fulfilled its commitment to Seaspan Corporation ("Seaspan") to purchase Tranche 2 warrants and debentures for aggregate cash consideration of $250.0. The Tranche 2 warrants were then immediately exercised to acquire 38.5 million Seaspan Class A common shares for an additional $250.0. On derecognition of its forward commitments to invest in the Tranche 2 warrants and debentures, the company recorded a net gain on investment of $63.5 (realized gains of $107.6, of which $44.1 was recorded as unrealized gains in 2018), primarily related to the appreciation of Seaspan's Class A common share price over the commitment period.

The total cost of the company's investment in Seaspan is set out in the following table:
Financial instruments acquired	Date	Total investment
Tranche 1 debentures and warrants	February 14, 2018	250.0
Class A common shares and $8.05 warrants through early exercise of Tranche 1 warrants	July 16, 2018	250.0
Tranche 2 debentures and warrants	January 15, 2019	250.0
Class A common shares through early exercise of Tranche 2 warrants	January 15, 2019	250.0

		1,000.0

During 2019 the company recorded share of profit of Seaspan of $83.8, principally reflecting Seaspan's gain of $227.0 related to the modification of charter arrangements with one of its largest customers.

(9)
On June 28, 2019 EXCO Resources Inc. ("EXCO") emerged from bankruptcy protection and settled the company's investment in EXCO bonds with newly issued common shares that had a fair value of $220.9 and represented a 42.8% equity interest in EXCO. The company derecognized its EXCO bonds and recorded a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years), and applied the equity method of accounting to its investment in EXCO common shares.

Fairfax India

(10)
On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities Limited ("IIFL Securities", comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth and asset management businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance Limited ("IIFL Finance", comprised of loans and mortgages businesses) and continues to be publicly listed. The company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs, and recorded its initial investments in IIFL Wealth and IIFL Securities at their fair values of $255.6 and $121.9. Subsequently, the company applied the equity method of accounting to its 35.4% equity interest in each of IIFL Finance and IIFL Securities, and recorded its 19.0% equity interest in IIFL Wealth at FVTPL. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September 2019.

(11)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years). Fairfax India reinvested $198.0 (14.1 billion Indian rupees) of the net cash proceeds to increase its equity interest in Sanmar from 30.0% to 42.9%.

(12)
During 2019 Fairfax India increased its equity interest in CSB Bank Limited ("CSB Bank", formerly The Catholic Syrian Bank Limited) to 49.7% for cash consideration of $81.0 (5.6 billion Indian rupees). The company continues to apply the equity method of accounting to its investment in CSB Bank primarily because of extensive government regulation of the banking sector in India, including restricted board representation and shareholders being limited to 26.0% of available voting rights. CSB Bank, established in 1920, is headquartered in Thrissur, India, offering banking services through branches and automated teller machines across India. In December 2019 CSB Bank became publicly listed on the Bombay Stock Exchange and National Stock Exchange of India.

(13)
During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $83.8 (5.8 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

(14)
The fair value and carrying value of the company's investment in Bangalore Airport increased to $1,429.8 and $689.3 at December 31, 2019 from $704.1 and $674.4 at December 31, 2018. The increase in fair value was primarily due to Bangalore Airport's finalization of plans for a third terminal expansion and the development of its monetizable land, which increased the free cash flow projections (a significant unobservable input) used in the company's determination of Bangalore Airport's fair value. At December 31, 2019 the company's 54.0% equity interest in Bangalore Airport was held through its 33.8% ownership interest in Fairfax India.

Fairfax Africa

(15)
On January 4, 2019 Fairfax Africa acquired de facto control of Consolidated Infrastructure Group Limited ("CIG") and commenced consolidating CIG, which included CIG's investments in associates with a fair value of $42.8. See note 23.

Changes in the carrying value of investments in associates for the years ended December 31 were as follows:

	2019
	Associates	Joint ventures	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,465.6	2,006.3	1,103.0	288.1	4,863.0
Share of pre-tax comprehensive income (loss):
Share of profit (loss)	111.6	131.1	179.2	(41.1)	380.8
Impairment(1)	(20.6)	(190.6)	–	–	(211.2)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	26.2	(3.8)	(0.7)	(51.6)	(29.9)
Share of losses on defined benefit plans	(42.3)	(0.2)	(5.5)	–	(48.0)

	74.9	(63.5)	173.0	(92.7)	91.7
Dividends and distributions received	(160.7)	(245.0)	(288.8)	–	(694.5)
Purchases and acquisitions	677.2	71.6	441.0	45.1	1,234.9
Divestitures and other net changes in capitalization(2)	(0.5)	(221.0)	(9.7)	(7.4)	(238.6)
Reclassifications(3)	(36.7)	–	–	–	(36.7)
Assets held for sale (note 23)	(316.8)	(52.0)	–	–	(368.8)
Foreign exchange effect	9.2	(12.8)	(27.2)	(0.2)	(31.0)

Balance – December 31	1,712.2	1,483.6	1,391.3	232.9	4,820.0

	2018
	Associates	Joint ventures	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,437.0	1,050.0	949.5	219.8	3,656.3
Share of pre-tax comprehensive income (loss):
Share of profit	64.6	112.4	83.7	17.7	278.4
Impairment(1)	(57.3)	–	–	–	(57.3)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	(23.9)	(18.5)	0.5	(13.0)	(54.9)
Share of losses on defined benefit plans	(49.4)	(0.2)	–	–	(49.6)

	(66.0)	93.7	84.2	4.7	116.6
Dividends and distributions received	(74.2)	(220.5)	(6.2)	–	(300.9)
Purchases and acquisitions	321.7	80.6	155.9	63.3	621.5
Divestitures and other net changes in capitalization(2)	(139.0)	(16.8)	–	0.3	(155.5)
Reclassifications(3)	–	1,103.6	–	–	1,103.6
Foreign exchange effect	(13.9)	(84.3)	(80.4)	–	(178.6)

Balance – December 31	1,465.6	2,006.3	1,103.0	288.1	4,863.0

(1)
Included in share of profit of associates in the consolidated statement of earnings.

(2)
Primarily reflects the deconsolidation of Grivalia Properties in 2019 and Quess in 2018 and their respective investments in associates of $68.5 and $12.8. See note 23.

(3)
Primarily reflects Brit's consolidation of Ambridge Partners in 2019 and the deconsolidation of Quess (note 23) and Grivalia Properties' consolidation of a former joint venture in 2018.

Subsequent to December 31, 2019

Sale of APR Energy plc to Seaspan Corporation

On February 27, 2020 Seaspan Corporation ("Seaspan") completed a reorganization pursuant to which Atlas Corp. ("Atlas"), a newly created holding company, became its parent. Shareholders of Seaspan, including the company, exchanged their Seaspan shares for Atlas shares with no change in ownership percentage. Additionally, on February 28, 2020, Atlas acquired all issued and outstanding shares of APR Energy plc ("APR Energy") from the company and other shareholders in an all-stock transaction for approximately $406. The company's consolidated financial reporting in the first quarter of 2020 will derecognize its investment in APR Energy and will apply the equity method of accounting to its investment in Atlas.

Sale of minority interest in Anchorage Infrastructure Investments Holdings Limited

On December 16, 2019 Fairfax India entered into an agreement to sell an approximate 12% equity interest on a fully-diluted basis of its wholly-owned subsidiary Anchorage Infrastructure Investments Holdings Limited ("Anchorage") for gross proceeds of approximately $133 (9.5 billion Indian rupees). Fairfax India formed Anchorage in 2019 to act as its primary holding company for investments in the airport sector of India. Pursuant to the agreement Fairfax India will transfer approximately 44% of its 54.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") to Anchorage. Closing of the transaction is subject to customary closing conditions, including various third-party consents, and is expected to be completed in the first half of 2020.

7.    Short Sales and Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2019				December 31, 2018
			Fair value				Fair value
	Notional amount				Notional amount
		Cost	Assets	Liabilities		Cost	Assets	Liabilities
Equity contracts:
Equity total return swaps – short positions	369.8	–	–	84.6	414.4	–	22.3	13.4
Equity total return swaps – long positions	406.3	–	11.1	3.0	390.3	–	4.8	51.7
Equity warrants and call options(1)	528.1	114.8	200.3	–	652.9	123.7	79.8	–
Equity warrant forward contracts(2)	–	–	–	–	316.6	–	38.4	–
CPI-linked derivative contracts	99,804.7	614.9	6.7	–	114,426.4	668.9	24.9	–
U.S. treasury bond forward contracts	846.5	–	3.9	1.7	471.9	–	–	30.4
Foreign currency forward and swap contracts(3)	–	1.8	55.3	114.5	–	–	71.3	53.7
Foreign currency options	–	102.7	8.2	–	–	48.3	44.9	–
Other derivative contracts(2)	–	3.4	2.5	2.1	–	–	21.0	0.3

Total			288.0	205.9			307.4	149.5

(1)
Includes the company's investment in Seaspan $8.05 warrants with a fair value at December 31, 2019 of $164.8 (December 31, 2018 – $47.3). See note 6.

(2)
Includes the forward commitment to invest in Seaspan Tranche 2 debentures and warrants at December 31, 2018. See note 6.

(3)
During 2019 the company consolidated AGT (note 23) which included AGT's foreign currency swap liabilities with a fair value of $53.3 at December 31, 2019.

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

Equity contracts

The company holds short equity total return swaps for investment purposes with an original notional amount at December 31, 2019 of $194.4 (December 31, 2018 – $276.5). These contracts provide a return which is inverse to changes in the fair values of the underlying individual equities. During 2019 the company received net cash of $48.2 (2018 – paid net cash of $46.8) in connection with the closures and reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During 2019 the company closed out $89.9 notional amount of short equity total return swaps and recognized net gains on investments of $30.3 (realized losses of $7.9, of which $38.2 was recognized as unrealized losses in prior years). During 2018 the company closed out $565.8 notional amount of short equity and equity index total return swaps and recognized net losses on investments of $11.4 (realized losses of $248.2 of which $236.8 was recognized as unrealized losses in prior years).

The company holds long equity total return swaps on individual equities for investment purposes with an original notional amount at December 31, 2019 of $501.5 (December 31, 2018 – $501.5). These contracts provide a return which is directly correlated to changes in the fair values of the underlying individual equities. During 2019 the company paid net cash of $34.5 (2018 – $37.2) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During 2019 the company did not initiate or close out any long equity total return swaps. During 2018 the company closed out $452.9 notional amount of long equity total return swaps and recognized a net gain on investment of $19.5 (realized gain of $16.5 of which $3.0 was recognized as unrealized losses in prior years).

At December 31, 2019 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for short sale and derivative obligations was $152.4 (December 31, 2018 – $186.1), comprised of collateral of $70.3 (December 31, 2018 – $126.1) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $82.1 (December 31, 2018 – $60.0) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

CPI-linked derivative contracts

The company holds derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2019 these contracts have a remaining weighted average life of 2.8 years (December 31, 2018 – 3.6 years) and notional amounts and fair values as shown in the table below. In the event of a sale, expiration or early settlement of a contract, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on a contract is limited to the original cost of that contract. The CPI-linked derivative contracts are summarized as follows:

	December 31, 2019
			Notional amount
		Average life (in years)			Weighted average strike price	Index value at period end				Fair value in bps(3)
Underlying CPI index	Floor rate(1)		Contract currency(2)	U.S. dollars(2)			Cost	Cost in bps(3)	Fair value(2)		Unrealized gain (loss)
United States	0.0%	2.7	44,775.0	44,775.0	231.35	256.97	277.5	62.0	1.6	0.4	(275.9)
United States	0.5%	4.8	12,600.0	12,600.0	238.30	256.97	39.7	31.5	4.4	3.5	(35.3)
European Union	0.0%	2.2	32,525.0	36,509.3	96.57	105.13	263.6	72.2	0.6	0.2	(263.0)
United Kingdom	0.0%	2.9	1,800.0	2,384.5	243.79	291.90	13.4	56.2	–	–	(13.4)
France	0.0%	3.1	3,150.0	3,535.9	99.27	104.39	20.7	58.5	0.1	0.3	(20.6)

		2.8		99,804.7			614.9		6.7		(608.2)

	December 31, 2018
			Notional amount
		Average life (in years)			Weighted average strike price	Index value at period end				Fair value in bps(3)
Underlying CPI index	Floor rate(1)		Contract currency	U.S. dollars			Cost	Cost in bps(3)	Fair value		Unrealized gain (loss)
United States	0.0%	3.7	46,725.0	46,725.0	231.39	251.23	286.7	61.4	8.0	1.7	(278.7)
United States	0.5%	5.8	12,600.0	12,600.0	238.30	251.23	39.4	31.3	15.1	12.0	(24.3)
European Union	0.0%	3.0	41,375.0	47,297.6	96.09	104.10	299.3	63.3	1.5	0.3	(297.8)
United Kingdom	0.0%	3.9	3,300.0	4,202.9	243.82	285.60	22.8	54.2	–	–	(22.8)
France	0.0%	4.1	3,150.0	3,600.9	99.27	103.16	20.7	57.5	0.3	0.8	(20.4)

		3.6		114,426.4			668.9		24.9		(644.0)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on an equivalent weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract. At December 31, 2019 the equivalent weighted average strike price for the United States 0.5% CPI-linked derivative contracts was 244.63 (December 31, 2018 – 243.41).

(2)
Excludes European Run-off's contracts with a notional amount of $12,054.3 and a fair value of $0.2 referenced to CPI in the United States, European Union and United Kingdom that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23.

(3)
Expressed as a percentage of the notional amount.

During 2019 the company recorded net losses of $12.3 (2018 – net losses of $6.7) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2019 certain CPI-linked derivative contracts with a notional amount of $1,800.3 referenced to CPI in the United States, European Union and United Kingdom matured.

U.S. treasury bond forward contracts

To reduce its exposure to interest rate risk (primarily exposure to long dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $846.5 (December 31, 2018 – $471.9). These contracts have an average term to maturity of less than three months, and may be renewed at market rates. During 2019 the company recorded net losses of $86.7 (2018 – net gains of $46.7) on its U.S. treasury bond forward contracts.

Foreign currency forward contracts

Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2019 consisted of cash of $5.3 and government securities of $10.8 (December 31, 2018 – $1.1 and $18.3). The cash is recorded on the consolidated balance sheet in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2019. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

At December 31, 2019 the company had designated the carrying value of Cdn$2,796.1 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,270.0 (December 31, 2018 – principal amount of Cdn$2,691.5 with a fair value of $2,028.4) as a hedge of a portion of its net investment in subsidiaries with a Canadian dollar functional currency. During 2019 the company recognized pre-tax losses of $105.6 (2018 – pre-tax gains of $166.3) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

Hedge of net investment in European operations

At December 31, 2019 the company had designated the carrying value of €277.0 principal amount of its euro denominated unsecured senior notes with a fair value of $336.2 (December 31, 2018 – principal amount of €750.0 with a fair value of $854.5) as a hedge of its net investment in European operations with a euro functional currency. The decrease in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during 2019 was due to the deconsolidation of Grivalia Properties (note 23) which reduced the company's net investment in European operations with a euro functional currency. During 2019 the company recognized pre-tax losses of $35.3 (2018 – pre-tax gains of $57.1) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2019			December 31, 2018
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	7,222.4	1,583.7	5,638.7	6,272.2	1,290.8	4,981.4
Provision for losses and loss adjustment expenses	28,500.2	6,934.8	21,565.4	29,081.7	6,459.1	22,622.6

Total insurance contract liabilities	35,722.6	8,518.5	27,204.1	35,353.9	7,749.9	27,604.0

Current	15,023.9	3,715.8	11,308.1	14,086.5	3,489.5	10,597.0
Non-current	20,698.7	4,802.7	15,896.0	21,267.4	4,260.4	17,007.0

	35,722.6	8,518.5	27,204.1	35,353.9	7,749.9	27,604.0

At December 31, 2019 the company's net provision for losses and loss adjustment expenses of $21,565.4 (December 31, 2018 – $22,622.6) was comprised of case reserves of $9,061.1 and IBNR of $12,504.3 (December 31, 2018 – $9,409.3 and $13,213.3). Excluded from those balances are European Run-off's net provision for losses and loss adjustment expenses at December 31, 2019 of $1,590.2, comprised of case reserves of $793.4 and IBNR of $796.8. See note 23.

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2019	2018
Provision for unearned premiums – January 1	6,272.2	5,951.7
Gross premiums written	17,511.2	15,528.3
Less: gross premiums earned	(16,611.0)	(15,001.4)
Acquisitions of subsidiaries (note 23)	53.6	5.9
Liabilities associated with assets held for sale (note 23)	(6.0)	–
Foreign exchange effect and other	2.4	(212.3)

Provision for unearned premiums – December 31	7,222.4	6,272.2

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2019	2018
Provision for losses and loss adjustment expenses – January 1	29,081.7	28,610.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(166.5)	(462.7)
Losses and expenses for claims occurring in the current year(1)	11,927.5	11,165.8
Paid on claims occurring during:
the current year	(2,830.3)	(2,474.6)
the prior years	(7,733.7)	(7,566.3)
Acquisitions of subsidiaries and reinsurance transactions(2)	44.0	564.6
Liabilities associated with assets held for sale (note 23)	(1,830.8)	–
Foreign exchange effect and other	8.3	(755.9)

Provision for losses and loss adjustment expenses – December 31	28,500.2	29,081.7

(1)
Includes in 2019 the first quarter 2019 reinsurance transaction and excludes in 2018 the gain of $103.7 related to the Part VII transfer component of the RiverStone (UK) acquisition transactions, both of which are described in the paragraphs below.

(2)
Includes in 2018 gross insurance contract liabilities assumed of $553.2 related to the Part VII transfer component of the RiverStone (UK) acquisition transactions described in the second paragraph below.

Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

Effective October 1, 2018 a portfolio of business comprised of direct UK employers' liability and public liability policies written by a UK insurer relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer relating to accident years 2002 through 2014 were reinsured by RiverStone (UK). The combination of these two transactions (collectively the "RiverStone (UK) acquisition transactions") resulted in RiverStone (UK) assuming $566.8 of net insurance contract liabilities in exchange for cash consideration of $670.5. Run-off results in 2018 reflected the RiverStone (UK) acquisition transactions as follows: net premiums earned and losses on claims of $37.5 were recorded for the reinsurance component of this transaction; the difference between the cash consideration of $633.0 received for the Part VII transfer and the net insurance contract liabilities assumed of $529.3 decreased losses on claims by $103.7; and operating expenses included a profit commission payable to the UK insurer of $18.8 for these transactions.

Subsequent to December 31, 2019

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.2 for cash consideration of $143.4.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $154.6 for consideration of $155.6.

Development of insurance losses, gross

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table below shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2019.

	Calendar year
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Provision for losses and loss adjustment expenses	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8	29,081.7	28,500.2
Less: CTR Life(1)	25.3	24.2	20.6	17.9	15.2	14.2	12.8	8.7	8.0	7.0

	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1	29,073.7	28,493.2
Cumulative payments as of:
One year later	3,355.9	3,627.6	4,323.5	4,081.1	3,801.6	4,441.4	4,608.0	7,564.0	7,732.0
Two years later	5,441.4	6,076.7	7,153.1	6,787.6	6,364.5	7,283.6	7,631.4	12,081.3
Three years later	7,063.1	7,920.3	9,148.0	8,775.5	8,172.7	9,466.5	9,655.9
Four years later	8,333.3	9,333.4	10,702.8	10,212.4	9,561.8	10,914.2
Five years later	9,327.0	10,458.7	11,783.3	11,354.4	10,496.4
Six years later	10,202.6	11,263.6	12,729.6	12,123.4
Seven years later	10,823.4	12,030.0	13,335.1
Eight years later	11,442.7	12,558.1
Nine years later	11,853.3
Reserves re-estimated as of:
One year later	15,893.8	17,316.4	19,021.2	18,375.6	16,696.4	19,169.3	19,343.1	27,580.6	28,974.3
Two years later	15,959.7	17,013.6	18,529.4	17,475.0	16,269.2	18,973.6	18,804.8	27,565.9
Three years later	15,705.6	16,721.0	17,820.5	17,307.9	16,114.0	18,502.5	18,752.8
Four years later	15,430.4	16,233.9	17,735.5	17,287.2	15,938.9	18,469.1
Five years later	15,036.2	16,269.6	17,830.5	17,203.5	16,049.6
Six years later	15,099.0	16,331.8	17,791.8	17,340.1
Seven years later	15,252.1	16,340.6	17,931.9
Eight years later	15,279.7	16,535.1
Nine years later	15,447.7
Favourable development	576.3	672.9	1,696.3	1,854.8	1,684.3	1,333.1	716.2	1,036.2	99.4
Favourable development comprised of:
Effect of foreign currency translation	239.4	240.8	559.4	471.1	255.3	(216.2)	(190.8)	428.0	(66.6)
Favourable loss reserve development	336.9	432.1	1,136.9	1,383.7	1,429.0	1,549.3	907.0	608.2	166.0

	576.3	672.9	1,696.3	1,854.8	1,684.3	1,333.1	716.2	1,036.2	99.4

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2019 of $166.0 in the table above was principally comprised of favourable loss emergence on accident years 2012 to 2016, partially offset by adverse development primarily related to asbestos and other latent claims liabilities.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. Substantially all of these claims are presented under policies written many years ago and reside primarily within the run-off group.

There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers or reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to U.S. asbestos exposure on a gross and net basis for the years ended December 31:

	2019		2018
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,217.9	995.3	1,292.1	1,033.3
Losses and loss adjustment expenses incurred	135.4	114.8	138.6	114.3
Losses and loss adjustment expenses paid	(164.0)	(138.4)	(233.2)	(170.1)
Provisions for asbestos claims assumed during the year, at December 31(1)	–	–	20.4	17.8
Liabilities associated with assets held for sale (note 23)	(114.7)	(111.2)	–	–

Provision for asbestos claims and loss adjustment expenses – December 31	1,074.6	860.5	1,217.9	995.3

(1)
Comprised primarily of the reinsurance component of the RiverStone (UK) acquisition transactions.

Fair Value

The estimated fair value of the company's insurance and reinsurance contracts is as follows:

	December 31, 2019		December 31, 2018
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	35,248.0	35,722.6	34,560.2	35,353.9
Ceded reinsurance contracts	8,049.4	8,518.5	7,276.2	7,749.9

The fair value of insurance contracts is comprised of the fair value of both unpaid claims liabilities and unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claims liabilities and unearned premiums. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of unearned premiums includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated fair value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to the expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and the sum of the discounted expected future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and the possibility of future changes in interest rates.

The table that follows illustrates the potential impact of interest rate fluctuations on the fair value of the company's insurance and reinsurance contracts:

	December 31, 2019		December 31, 2018
Change in interest rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point increase	34,240.4	7,836.5	33,539.0	7,074.1
100 basis point decrease	36,343.0	8,285.1	35,686.3	7,494.8

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2019			December 31, 2018
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	6,956.7	(21.9)	6,934.8	6,482.3	(23.2)	6,459.1
Reinsurers' share of paid losses	776.9	(139.6)	637.3	792.6	(141.6)	651.0
Provision for unearned premiums	1,583.7	–	1,583.7	1,290.8	–	1,290.8

	9,317.3	(161.5)	9,155.8	8,565.7	(164.8)	8,400.9

Current			4,314.8			4,121.2
Non-current			4,841.0			4,279.7

			9,155.8			8,400.9

(1)
Management of credit risk associated with reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses and unearned premiums, and the provision for uncollectible reinsurance for the years ended December 31 were as follows:

	2019
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	792.6	6,482.3	1,290.8	(164.8)	8,400.9
Reinsurers' share of losses paid to insureds	2,299.4	(2,299.4)	–	–	–
Reinsurance recoveries received	(2,277.0)	–	–	–	(2,277.0)
Reinsurers' share of unpaid losses and premiums earned	–	3,069.6	(3,381.3)	–	(311.7)
Premiums ceded to reinsurers	–	–	3,675.6	–	3,675.6
Change in provision, recovery or write-off of impaired balances	(20.6)	–	–	3.4	(17.2)
Acquisitions of subsidiaries (note 23) and reinsurance transactions	0.2	8.7	2.9	–	11.8
Assets held for sale (note 23)	(19.4)	(241.0)	–	0.4	(260.0)
Foreign exchange effect and other	1.7	(63.5)	(4.3)	(0.5)	(66.6)

Balance – December 31	776.9	6,956.7	1,583.7	(161.5)	9,155.8

	2018
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	593.7	6,216.2	1,169.0	(166.4)	7,812.5
Reinsurers' share of losses paid to insureds	2,233.3	(2,233.3)	–	–	–
Reinsurance recoveries received	(2,012.6)	–	–	–	(2,012.6)
Reinsurers' share of unpaid losses and premiums earned	–	2,774.4	(2,935.4)	–	(161.0)
Premiums ceded to reinsurers	–	–	3,097.3	–	3,097.3
Change in provision, recovery or write-off of impaired balances	(5.5)	(2.5)	–	(0.2)	(8.2)
Acquisitions of subsidiaries (note 23) and reinsurance transactions(1)	0.1	30.1	4.2	–	34.4
Foreign exchange effect and other	(16.4)	(302.6)	(44.3)	1.8	(361.5)

Balance – December 31	792.6	6,482.3	1,290.8	(164.8)	8,400.9

(1)
Includes recoverable from reinsurers of $23.9 related to the Part VII transfer component of the RiverStone (UK) acquisition transactions (note 8).

Commission income earned on premiums ceded to reinsurers in 2019 of $652.3 (2018 – $567.4) is included in commissions, net in the consolidated statement of earnings.

10.  Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:

	December 31, 2019	December 31, 2018
Insurance premiums receivable	3,325.0	2,949.8
Reinsurance premiums receivable	1,176.0	1,082.1
Funds withheld receivable	753.7	800.9
Other	211.0	307.5
Provision for uncollectible receivables	(30.7)	(29.6)

	5,435.0	5,110.7

Current	4,921.5	4,467.1
Non-current	513.5	643.6

	5,435.0	5,110.7

Changes in insurance premiums receivable and reinsurance premiums receivable for the years ended December 31 were as follows:

	Insurance premiums receivable		Reinsurance premiums receivable
	2019	2018	2019	2018
Balance – January 1	2,949.8	2,752.3	1,082.1	1,086.4
Gross premiums written	13,167.8	11,895.0	4,343.4	3,633.3
Premiums collected	(11,516.3)	(10,344.5)	(3,288.5)	(2,772.1)
Amounts due to brokers and agents	(1,284.5)	(1,220.4)	(917.2)	(842.7)
Acquisitions of subsidiaries (note 23)	17.1	4.0	–	–
Assets held for sale (note 23)	(1.7)	–	(22.6)	–
Recovery (impairments)	(1.3)	(1.3)	0.3	(1.7)
Foreign exchange effect and other	(5.9)	(135.3)	(21.5)	(21.1)

Balance – December 31	3,325.0	2,949.8	1,176.0	1,082.1

Insurance contract payables were comprised as follows:

	December 31, 2019	December 31, 2018
Payable to reinsurers	1,469.4	1,122.2
Ceded deferred premium acquisition costs	373.2	254.8
Funds withheld payable to reinsurers	239.1	128.5
Amounts payable to agents and brokers	101.8	93.8
Accrued commissions	95.5	87.3
Accrued premium taxes	82.7	74.6
Other insurance contract payables	229.3	241.9

	2,591.0	2,003.1

Current	2,315.4	1,514.2
Non-current	275.6	488.9

	2,591.0	2,003.1

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2019	2018
Balance – January 1	1,127.3	927.5
Premium acquisition costs deferred	3,271.4	3,012.1
Amortization	(3,068.2)	(2,812.5)
Assets held for sale (note 23)	(1.7)	–
Foreign exchange effect and other	15.5	0.2

Balance – December 31	1,344.3	1,127.3

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2019	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9
Additions	316.2	–	134.9	34.8	218.6	704.5
Disposals	–	–	–	–	(1.3)	(1.3)
Amortization	–	–	(105.5)	–	(117.6)	(223.1)
Impairments(2)	(43.9)	–	–	–	(2.9)	(46.8)
Foreign exchange effect and other	22.3	–	7.6	49.5	4.5	83.9

Balance – December 31, 2019	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1

Gross carrying amount	3,043.9	503.2	1,391.4	1,181.1	1,071.2	7,190.8
Accumulated amortization	–	–	(421.9)	–	(512.6)	(934.5)
Accumulated impairment	(46.6)	–	0.3	–	(15.9)	(62.2)

	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2018	2,904.7	507.9	1,047.8	1,171.4	440.7	6,072.5
Additions	136.4	–	11.2	11.9	134.9	294.4
Disposals	(227.1)	–	(8.2)	(8.5)	(4.1)	(247.9)
Amortization	–	–	(99.3)	–	(96.3)	(195.6)
Impairments	(2.6)	(4.3)	(0.2)	–	(1.2)	(8.3)
Foreign exchange effect and other	(108.7)	(0.4)	(18.5)	(78.0)	(32.6)	(238.2)

Balance – December 31, 2018	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9

Gross carrying amount	2,712.3	507.5	1,247.0	1,096.8	852.8	6,416.4
Accumulated amortization	–	–	(314.0)	–	(398.6)	(712.6)
Accumulated impairment	(9.6)	(4.3)	(0.2)	–	(12.8)	(26.9)

	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9

(1)
Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2019 of $1,790.5 (December 31, 2018 – $1,700.5).

(2)
Non-cash impairment charges recorded in other expenses in the consolidated statement of earnings by the non-insurance companies and principally attributable to non-controlling interests.

Goodwill and intangible assets were allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2019			December 31, 2018
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Allied World	938.8	659.2	1,598.0	937.9	710.0	1,647.9
Recipe	279.3	1,035.5	1,314.8	261.8	984.9	1,246.7
Brit	200.2	594.2	794.4	154.3	561.1	715.4
Zenith National	317.6	99.3	416.9	317.6	107.2	424.8
Crum & Forster	188.2	111.7	299.9	185.9	108.3	294.2
Boat Rocker	93.8	154.1	247.9	61.7	62.2	123.9
AGT(1)	174.7	58.9	233.6	–	–	–
Thomas Cook India	150.6	55.8	206.4	133.4	52.7	186.1
Northbridge	92.5	90.9	183.4	87.8	76.6	164.4
Odyssey Group	119.7	62.8	182.5	119.7	57.7	177.4
AMAG Insurance	43.7	102.3	146.0	42.2	101.5	143.7
All other(2)	398.2	172.1	570.3	400.4	152.0	552.4

	2,997.3	3,196.8	6,194.1	2,702.7	2,974.2	5,676.9

(1)
AGT was acquired on April 17, 2019 as described in note 23.

(2)
Comprised primarily of balances related to Dexterra, Fairchem, Mosaic Capital, Sterling Resorts, CIG, U.S. Run-off and Pethealth.

At December 31, 2019 goodwill and intangible assets were comprised primarily of amounts arising on the acquisitions of AGT during 2019, Allied World during 2017, St-Hubert and Original Joe's (both by Recipe) during 2016, Recipe and Brit during 2015, Thomas Cook India during 2012, and Zenith National during 2010. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2019 and it was concluded that no significant impairments had occurred. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of (i) fair value less costs of disposal, determined using market prices inclusive of a control premium, or discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.

In preparing discounted cash flow models, cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates. A number of other assumptions and estimates including premiums, investment returns, revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future premiums or revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by Fairfax's management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 6.8% to 12.8% for insurance and reinsurance subsidiaries and 8.4% to 15.2% for non-insurance subsidiaries. A long term investment return of 5.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 2.5% to 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2019			December 31, 2018
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	367.8	1,319.9	1,687.7	374.8	867.7	1,242.5
Right-of-use assets (notes 3 and 22)	385.4	635.2	1,020.6	–	–	–
Inventories	–	694.5	694.5	–	455.5	455.5
Other revenue receivables	–	583.5	583.5	–	390.9	390.9
Finance lease receivables (notes 3 and 22)	8.8	367.1	375.9	–	–	–
Prepaid expenses	113.2	168.9	282.1	89.9	117.3	207.2
Accrued interest and dividends	195.7	10.8	206.5	162.0	11.2	173.2
Income taxes refundable	126.3	42.7	169.0	123.0	29.3	152.3
Sales tax and other taxes receivable	22.3	102.6	124.9	24.8	68.9	93.7
Prepaid losses on claims	114.4	–	114.4	98.9	–	98.9
Deferred compensation plans	87.4	–	87.4	80.5	–	80.5
Pension surplus (note 21)	51.9	–	51.9	64.0	–	64.0
Non-insurance companies' investment property (note 23)	–	–	–	–	1,157.9	1,157.9
Other	490.3	118.6	608.9	327.8	123.9	451.7

	1,963.5	4,043.8	6,007.3	1,345.7	3,222.6	4,568.3

Current	789.7	1,668.1	2,457.8	614.5	947.8	1,562.3
Non-current	1,173.8	2,375.7	3,549.5	731.2	2,274.8	3,006.0

	1,963.5	4,043.8	6,007.3	1,345.7	3,222.6	4,568.3

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2019			December 31, 2018
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Lease liabilities (notes 3 and 22)	434.3	1,062.1	1,496.4	–	–	–
Payables related to cost of sales	–	778.4	778.4	–	616.8	616.8
Salaries and employee benefit liabilities	354.9	79.7	434.6	315.1	61.2	376.3
Deferred gift card, hospitality and other revenue	21.2	351.6	372.8	24.7	336.4	361.1
Pension and post retirement liabilities (note 21)	338.8	21.8	360.6	232.0	21.1	253.1
Amounts withheld and accrued taxes	314.7	31.5	346.2	269.8	29.5	299.3
Advances and deposits from customers	–	109.6	109.6	–	55.9	55.9
Income taxes payable	47.5	30.9	78.4	58.2	21.9	80.1
Accrued legal and professional fees	57.3	11.4	68.7	61.1	10.7	71.8
Accrued interest expense	64.9	2.2	67.1	63.2	3.0	66.2
Accrued rent, storage and facilities costs	16.4	8.8	25.2	26.9	103.7	130.6
Amounts payable for securities purchased but not yet settled	6.2	–	6.2	19.2	29.8	49.0
Administrative and other	423.8	246.1	669.9	433.7	226.1	659.8

	2,080.0	2,734.1	4,814.1	1,503.9	1,516.1	3,020.0

Current	869.9	1,594.1	2,464.0	870.4	1,173.6	2,044.0
Non-current	1,210.1	1,140.0	2,350.1	633.5	342.5	976.0

	2,080.0	2,734.1	4,814.1	1,503.9	1,516.1	3,020.0

15.  Borrowings

	December 31, 2019			December 31, 2018
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes:
6.40% due May 25, 2021 (Cdn$400.0)(d)(1)	–	–	–	289.6	288.7	310.2
5.84% due October 14, 2022 (Cdn$450.0)(d)	343.9	345.9	373.8	326.5	329.2	352.9
4.50% due March 22, 2023 (Cdn$400.0)	308.5	307.0	326.0	292.9	290.9	301.7
4.142% due February 7, 2024(3)	85.0	85.0	85.1	–	–	–
4.875% due August 13, 2024(d)	282.5	280.0	300.8	282.5	279.5	288.2
4.95% due March 3, 2025 (Cdn$350.0)(d)	269.9	267.1	293.1	256.3	252.9	267.2
8.30% due April 15, 2026(e)	91.8	91.6	116.1	91.8	91.6	109.5
4.70% due December 16, 2026 (Cdn$450.0)	347.0	345.1	370.0	329.5	327.2	334.3
4.25% due December 6, 2027 (Cdn$650.0)	501.3	499.3	515.7	475.9	473.7	462.1
2.75% due March 29, 2028 (€750.0)	841.9	827.0	910.2	857.4	840.7	854.5
4.85% due April 17, 2028	600.0	595.2	648.9	600.0	594.6	576.3
4.23% due June 14, 2029 (Cdn$500.0)(2)	385.6	383.6	391.4	–	–	–
7.75% due July 15, 2037	91.3	90.5	113.8	91.3	90.5	106.7

	4,148.7	4,117.3	4,444.9	3,893.7	3,859.5	3,963.6

Borrowings – insurance and reinsurance companies
Odyssey Group floating rate unsecured senior notes due 2021	90.0	90.0	92.5	90.0	89.9	92.4
Allied World 4.35% senior notes due October 29, 2025	500.0	506.1	524.1	500.0	507.2	490.4
Allied World revolving credit facility and other borrowings	39.4	43.0	46.4	39.6	43.5	43.2
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.3	38.3	38.5	38.2	38.2
Brit 6.625% subordinated notes due December 9, 2030 (£135.0)	178.8	180.8	181.2	171.9	176.1	174.3
Brit floating rate revolving credit facility(4)	140.0	140.0	140.0	7.9	7.9	7.9
Advent floating rate unsecured senior notes due 2026(d)(f)	–	–	–	46.0	45.0	46.0
Advent floating rate subordinated notes due June 3, 2035(d)(f)	–	–	–	47.7	46.5	44.7
First Mercury trust preferred securities due 2036 and 2037	41.4	41.4	41.3	41.4	41.4	41.4

	1,028.1	1,039.6	1,063.8	983.0	995.7	978.5

Borrowings – non-insurance companies(c)
Fairfax India floating rate term loans(5)	550.0	547.2	550.0	550.0	547.2	550.0
Fairfax India subsidiary borrowings	155.1	155.1	155.1	183.8	183.8	183.8
AGT credit facilities, senior notes and loans (note 23)(6)	435.7	432.8	433.1	–	–	–
Recipe term loans and credit facilities	413.5	410.7	410.8	328.0	326.9	326.9
Boat Rocker demand loans and revolving credit facilities	147.6	147.6	147.5	80.3	80.3	80.3
Fairfax Africa subsidiary borrowings(7)	102.4	102.4	102.4	–	–	–
Fairfax Africa credit facility	–	–	–	30.0	29.5	29.5
Grivalia Properties term loans and revolving facility (note 23)	–	–	–	254.2	254.2	254.2
Loans and revolving credit facilities primarily at floating rates	279.9	279.9	277.7	203.4	203.3	203.3

	2,084.2	2,075.7	2,076.6	1,629.7	1,625.2	1,628.0

Total debt	7,261.0	7,232.6	7,585.3	6,506.4	6,480.4	6,570.1

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Issuer may redeem any time at prices specified in the instrument's offering document.

(e)
Not redeemable prior to the contractual maturity date.

(f)
European Run-off's borrowings at December 31, 2019 with a carrying value of $91.4 are presented as liabilities associated with assets held for sale on the consolidated balance sheet. See note 23.

During 2019 the company and its subsidiaries completed the following debt transactions:

(1)
On July 15, 2019 the company redeemed its remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021 for cash consideration of $329.1 (Cdn$429.0) including accrued interest, and recognized a loss on repurchase of long term debt of $23.7 (Cdn$30.7).

(2)
On June 14, 2019 the company completed an offering of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 at an issue price of 99.952 for net proceeds after discount, commissions and expenses of $371.5 (Cdn$497.3). Commissions and expenses of $1.9 (Cdn$2.5) were included in the carrying value of the notes. On July 15, 2019 the company designated these senior notes as a hedge of a portion of its net investment in Canadian subsidiaries.

(3)
On February 7, 2019 the company completed an offering of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 at an issue price of 100.0 for net proceeds of $85.0. Commissions and expenses of $0.6 were reimbursed to the company by the sole purchaser of the notes.

(4)
During 2019 Brit borrowed an additional $132.1 on its revolving credit facility.

(5)
On June 28, 2019 Fairfax India extended its $550.0 principal amount floating rate term loan for one year (with a one year extension option) and entered into a $50.0 revolving credit facility that was not borrowed on at December 31, 2019.

(6)
On April 17, 2019 the company consolidated AGT's borrowings (note 23) which primarily included a Cdn$525.0 floating rate secured senior credit facility maturing on March 16, 2020. At December 31, 2019 there was $386.9 (Cdn$501.7) borrowed on this credit facility. Subsequent to December 31, 2019 the credit facility was renewed and matures on March 15, 2021.

(7)
On January 4, 2019 Fairfax Africa consolidated CIG's borrowings which primarily included floating rate unsecured senior notes due 2020, trade finance and overdraft facilities. Refer to note 23 for details of the acquisition of CIG.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2019				2018
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	3,859.5	995.7	1,625.2	6,480.4	3,475.1	1,373.0	1,566.0	6,414.1
Cash inflows from issuances	456.5	–	302.7	759.2	1,490.7	–	664.0	2,154.7
Cash outflows from repayments	(326.5)	(0.2)	(308.5)	(635.2)	(928.8)	(317.7)	(660.6)	(1,907.1)
Net cash inflows (outflows) from credit facilities and short term loans	–	132.1	(16.9)	115.2	–	(42.2)	41.4	(0.8)
Non-cash changes:
Acquisitions(1)	–	–	687.7	687.7	–	–	218.1	218.1
Deconsolidation of subsidiary(1)	–	–	(246.2)	(246.2)	–	–	(141.6)	(141.6)
Loss on redemption	23.7	–	–	23.7	58.9	–	–	58.9
Liabilities associated with assets held for sale(1)	–	(91.4)	–	(91.4)	–	–	–	–
Foreign exchange effect and other	104.1	3.4	31.7	139.2	(236.4)	(17.4)	(62.1)	(315.9)

Balance – December 31	4,117.3	1,039.6	2,075.7	7,232.6	3,859.5	995.7	1,625.2	6,480.4

(1)
See note 23.

Principal repayments on borrowings are due as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Holding company	–	–	343.9	308.5	367.5	3,128.8	4,148.7
Insurance and reinsurance companies	140.0	90.0	–	–	–	798.1	1,028.1
Non-insurance companies	1,304.9	100.8	291.9	75.8	39.0	271.8	2,084.2

Total	1,444.9	190.8	635.8	384.3	406.5	4,198.7	7,261.0

Interest Expense

Interest expense was comprised of interest expense on borrowings of $404.2 and interest expense on accretion of lease liabilities of $67.8 (2018 – $347.1 and nil). The adoption of IFRS 16 is described in note 3.

Credit Facility – Holding company

During 2018 the company extended the term of its $2.0 billion unsecured revolving credit facility with a syndicate of lenders by one year to December 21, 2022. The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of not less than $9.5 billion. At December 31, 2019 there were no amounts borrowed on the credit facility and the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.26:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of $14.4 billion, both calculated as defined in the financial covenants.

Subsequent to December 31, 2019 the company borrowed $300.0 on the credit facility.

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2019 was comprised of 1,548,000 multiple voting shares and 27,467,964 subordinate voting shares without par value prior to deducting 1,385,665 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2018 – 1,548,000, 27,717,325 and 1,228,148 respectively). The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2019	2018
Subordinate voting shares – January 1	26,489,177	27,002,303
Purchases for cancellation	(249,361)	(187,476)
Treasury shares acquired	(229,189)	(415,538)
Treasury shares reissued	71,672	89,888

Subordinate voting shares – December 31	26,082,299	26,489,177
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	26,831,069	27,237,947

During 2019 the company purchased for cancellation 249,361 subordinate voting shares (2018 – 187,476) under the terms of its normal course issuer bids at a cost of $118.0 (2018 – $92.7), of which $56.2 (2018 – $46.3) was charged to retained earnings. Subsequent to December 31, 2019 and up to March 5, 2020 the company purchased for cancellation 23,568 subordinate voting shares under the terms of its normal course issuer bid at a cost of $10.0.

During 2019 the company purchased for treasury 229,189 subordinate voting shares at a cost of $104.4 (2018 – 415,538 subordinate voting shares at a cost of $214.0) on the open market for use in its share-based payment awards. Subsequent to December 31, 2019 and up to March 5, 2020 the company purchased for treasury 22,693 subordinate voting shares at a cost of $9.8 on the open market for use in its share-based payment awards. During 2019 the company granted long term incentive options, becoming exercisable only after 15 years, at the exercise price of Cdn$650.00 per share to 24 of its employees on an aggregate of 103,079 previously issued subordinate voting shares of the company purchased on the open market.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 3, 2020	January 17, 2020	January 28, 2020	$10.00	$275.7
January 3, 2019	January 18, 2019	January 28, 2019	$10.00	$278.0
January 3, 2018	January 18, 2018	January 25, 2018	$10.00	$283.2

Preferred stock

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2019 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding(3)	Carrying value(3)	Stated capital(3)	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(4)
Series C	December 31, 2024	7,515,642	$170.8	Cdn$187.9	Cdn$25.00	4.71%	–
Series D	December 31, 2024	2,484,358	$56.4	Cdn$62.1	Cdn$25.00	–	4.80%
Series E	March 31, 2020	3,967,134	$90.8	Cdn$99.2	Cdn$25.00	2.91%	–
Series F	March 31, 2020	3,572,044	$81.8	Cdn$89.3	Cdn$25.00	–	3.81%
Series G	September 30, 2020	7,432,952	$175.3	Cdn$185.8	Cdn$25.00	3.32%	–
Series H	September 30, 2020	2,567,048	$60.6	Cdn$64.2	Cdn$25.00	–	4.21%
Series I	December 31, 2020	10,465,553	$251.6	Cdn$261.6	Cdn$25.00	3.71%	–
Series J	December 31, 2020	1,534,447	$36.9	Cdn$38.4	Cdn$25.00	–	4.50%
Series K	March 31, 2022	9,500,000	$231.7	Cdn$237.5	Cdn$25.00	4.67%	–
Series M	March 31, 2020	9,200,000	$179.6	Cdn$230.0	Cdn$25.00	4.75%	–

			$1,335.5	Cdn$1,456.0

(1)
Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.

(3)
For each series of preferred shares, the number of shares outstanding, carrying value and stated capital have remained consistent at January 1, 2018 and December 31, 2018 and December 31, 2019 except for the net conversion of 1,499,258 Series D floating rate cumulative preferred shares with aggregate carrying value of $34.1 and stated capital of Cdn$37.5 into an equal number of Series C fixed rate cumulative preferred shares on December 31, 2019.

(4)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

During 2019 the company paid preferred share dividends of $45.8 (2018 – $45.1).

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:

	December 31, 2019			December 31, 2018
	Pre-tax amount	(Provision for) recovery of income tax	After-tax amount	Pre-tax amount	Recovery of income tax	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	(423.4)	1.4	(422.0)	(405.1)	5.7	(399.4)
Share of accumulated other comprehensive loss of associates, excluding share of net losses on defined benefit plans of associates	(79.3)	(2.4)	(81.7)	(68.2)	4.1	(64.1)

	(502.7)	(1.0)	(503.7)	(473.3)	9.8	(463.5)

Items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	(147.7)	36.2	(111.5)	(49.2)	7.1	(42.1)
Share of net losses on defined benefit plans of associates	(120.9)	15.1	(105.8)	(78.0)	9.0	(69.0)
Other	(0.8)	10.1	9.3	(0.8)	10.1	9.3

	(269.4)	61.4	(208.0)	(128.0)	26.2	(101.8)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(772.1)	60.4	(711.7)	(601.3)	36.0	(565.3)

Non-controlling interests

Details of non-controlling interests as at and for the years ended December 31 were as follows:

		December 31, 2019		December 31, 2018		Net earnings (loss) attributable to non-controlling interests
		Minority voting percentage		Minority voting percentage
			Carrying value		Carrying value
Subsidiary	Domicile					2019	2018
Allied World(1)	Bermuda	29.9%	1,256.3	32.2%	1,196.6	88.1	6.1
Fairfax India(2)	Canada	6.2%	1,117.2	6.2%	1,095.4	59.0	81.9
Recipe(3)	Canada	38.4%	437.5	43.1%	494.3	28.5	33.6
Brit(4)	U.K.	10.7%	197.4	11.1%	181.9	15.8	(1.7)
Fairfax Africa(5)	Canada	1.5%	195.6	1.7%	267.2	(41.4)	(1.6)
Thomas Cook India(6)	India	33.1%	93.8	33.1%	434.5	(186.2)	283.4
Grivalia Properties(7)	Greece	–	–	47.3%	473.1	8.5	28.6
All other(8)	–	–	231.3	–	107.4	(5.2)	11.6

			3,529.1		4,250.4	(32.9)	441.9

(1)
On April 29, 2019 Allied World paid a dividend of $126.4 (April 30, 2018 – $61.3) to its minority shareholders (OMERS, AIMCo and others). On November 30, 2019 the company made a capital contribution of $320.8 to Allied World which increased its ownership interest to 70.1% from 67.8%. During 2019 Allied World redomesticated from Switzerland to Bermuda.

(2)
Net earnings attributable to non-controlling interests of Fairfax India in 2019 primarily reflected the non-controlling interests' 66.2% share of Fairfax India's share of a spin-off gain at IIFL Holdings on May 31, 2019 (note 6).

(3)
The decrease in the carrying value of Recipe's non-controlling interests at December 31, 2019 compared to December 31, 2018 primarily reflected Recipe's purchase of its common shares for cancellation ($85.3) and the company's purchase of multiple voting shares from Recipe's non-controlling interests ($20.2), partially offset by the non-controlling interests' share of Recipe's net earnings ($28.5).

(4)
On April 29, 2019 Brit paid a dividend of $20.6 to its minority shareholder (OMERS). During 2019 Brit received capital contributions from the company of $70.6 primarily to support its underwriting plans. Subsequent to these transactions, the company's ownership interest in Brit increased to 89.3% from 88.9% at December 31, 2018.

(5)
The decrease in the carrying value of Fairfax Africa's non-controlling interests at December 31, 2019 compared to December 31, 2018 primarily reflected net losses at CIG and share of loss of Atlas Mara (note 6), partially offset by the consolidation of CIG (note 23).

(6)
The decrease in carrying value of Thomas Cook India's non-controlling interests at December 31, 2019 compared to December 31, 2018 and the net loss attributable to non-controlling interests during 2019 primarily reflected Thomas Cook India's spin-off of its investment in Quess to its shareholders (note 6). Net earnings attributable to non-controlling interests during 2018 primarily reflected the non-controlling interests' 33.0% share of a non-cash remeasurement gain ($889.9) related to the deconsolidation of Quess (note 23).

(7)
On May 17, 2019 the company deconsolidated Grivalia Properties upon the merger of Grivalia Properties into Eurobank (note 23).

(8)
The increase in carrying value at December 31, 2019 compared to December 31, 2018 primarily related to the acquisition of AGT (note 23) and acquisitions by Boat Rocker.

Minority voting percentages in the table above are consistent with equity interests in each subsidiary at December 31, 2019 except for Fairfax India, Recipe, and Fairfax Africa whose minority equity interests were 66.2%, 52.1%, and 38.0% respectively (December 31, 2018 – 66.3%, 56.3%, 41.3%).

Other net changes in capitalization

The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company's consolidated subsidiaries for the years ended December 31, 2019 and 2018 are included in other net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 23 and under the heading "Non-controlling interests" earlier in this note for details of those transactions.

	2019		2018
	Retained earnings	Non- controlling interests	Retained earnings	Non- controlling interests
Thomas Cook India's spin-off of its investment in Quess	–	(147.2)	–	–
Purchase of multiple voting shares from Recipe's non- controlling interests and Recipe's share repurchases	(15.5)	(105.5)	–	–
Fairfax India and Fairfax Africa share repurchases	1.7	(31.8)	–	–
Dividends paid to co-investors in Allied World and Brit	(104.1)	104.1	(86.5)	86.5
Boat Rocker issuance of preferred shares	–	20.0	–	–
Additional investments in Brit	–	–	(63.9)	(233.5)
Recipe's acquisition of The Keg	–	–	(9.3)	(79.1)
Fairfax Africa secondary public offering	–	–	3.9	86.6
Other	8.8	28.7	(29.4)	(67.2)

As presented in other net changes in capitalization in the consolidated statement of changes in equity	(109.1)	(131.7)	(185.2)	(206.7)

17.  Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:

	2019	2018
Net earnings attributable to shareholders of Fairfax	2,004.1	376.0
Preferred share dividends	(45.8)	(45.1)

Net earnings attributable to common shareholders – basic and diluted	1,958.3	330.9

Weighted average common shares outstanding – basic	26,901,184	27,505,896
Share-based payment awards	1,159,352	890,985

Weighted average common shares outstanding – diluted	28,060,536	28,396,881

Net earnings per common share – basic	$72.80	$12.03
Net earnings per common share – diluted	$69.79	$11.65

18.  Income Taxes

The company's provision for income taxes for the years ended December 31 were comprised as follows:

	2019	2018
Current income tax:
Current year expense	175.0	144.1
Adjustments to prior years' income taxes	2.7	5.1

	177.7	149.2

Deferred income tax:
Origination and reversal of temporary differences	87.5	(108.1)
Adjustments to prior years' deferred income taxes	(17.1)	(1.6)
Other	13.4	4.7

	83.8	(105.0)

Provision for income taxes	261.5	44.2

A significant portion of the company's earnings or losses before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate, and may be significantly higher or lower. The company's earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31 are summarized in the following table:

	2019					2018
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings (loss) before income taxes	183.4	848.0	244.7	956.6	2,232.7	54.7	(78.2)	(115.4)	1,001.0	862.1
Provision for (recovery of) income taxes	79.3	23.5	24.0	134.7	261.5	47.4	(27.2)	(24.0)	48.0	44.2

Net earnings (loss)	104.1	824.5	220.7	821.9	1,971.2	7.3	(51.0)	(91.4)	953.0	817.9

(1)
Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Principally comprised of Brit, European Run-off and other associated holding company results.

(4)
Includes companies in India, Asia and Europe (excluding the U.K.), and Allied World (the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations notwithstanding certain of its operations conduct business in the U.S. and the U.K.).

Increased pre-tax profitability in Canada, the U.S. and the U.K. in 2019 compared to 2018 primarily reflected improvements in investment performance. Decreased pre-tax profitability in Other in 2019 compared to 2018 primarily reflected the gain on deconsolidation of Quess in 2018, partially offset by improvements in investment performance.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2019	2018
Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	591.7	228.5
Non-taxable investment income	(56.6)	(289.7)
Tax rate differential on income and losses outside Canada	(209.5)	(36.4)
Change in unrecorded tax benefit of losses and temporary differences	(90.7)	81.6
Change in tax rate for deferred income taxes	0.5	4.3
Provision (recovery) relating to prior years	(14.4)	3.5
Foreign exchange effect	(3.7)	27.4
Other including permanent differences	44.2	25.0

Provision for income taxes	261.5	44.2

Non-taxable investment income of $56.6 in 2019 and $289.7 in 2018 were principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions. Also included in 2018 was an income tax rate benefit of $235.8 related to the non-cash gain on deconsolidation of Quess, reflecting the preferential treatment of long term capital gains in India.

The tax rate differential on income and losses outside Canada of $209.5 in 2019 principally related to income taxed at lower rates in the U.S. and Barbados, and at Fairfax India, Brit, and Allied World. The tax rate differential on income and losses outside Canada of $36.4 in 2018 principally related to income taxed at lower rates at Allied World, certain subsidiaries of Fairfax India and in Barbados.

The change in unrecorded tax benefit of losses and temporary differences of an income tax rate benefit of $90.7 in 2019 (2018 – income tax rate expense of $81.6) principally reflected the recognition of U.S. foreign tax credit carryforwards of $104.0 (2018 – nil) that are expected to be utilized prior to expiration without incurring an equal amount of base erosion anti-abuse tax ("BEAT"), partially offset by deferred tax assets in Canada of $13.8 (2018 – $63.3) that were not recorded, as it was not considered probable that those losses could be utilized.

Other including permanent differences of $44.2 in 2019 included $13.4 related to a non-cash goodwill impairment charge recorded by Fairfax India. Other including permanent differences of $25.0 in 2018 primarily reflected BEAT of $17.9.

Income taxes refundable and payable were as follows:

	December 31, 2019	December 31, 2018
Income taxes refundable	169.0	152.3
Income taxes payable	(78.4)	(80.1)

Net income taxes refundable	90.6	72.2

Changes in net income taxes refundable during the years ended December 31 were as follows:

	2019	2018
Balance – January 1	72.2	51.4
Amounts recorded in the consolidated statements of earnings	(177.7)	(149.2)
Payments made during the year	178.9	229.9
Acquisitions of subsidiaries (note 23)	6.7	7.3
Assets held for sale (note 23)	(17.1)	–
Liabilities associated with assets held for sale (note 23)	29.6	–
Deconsolidation of subsidiary (note 23)	–	(71.3)
Foreign exchange effect and other	(2.0)	4.1

Balance – December 31	90.6	72.2

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2019
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	107.4	134.7	96.8	(81.1)	(419.6)	314.9	118.9	225.9	497.9
Amounts recorded in the consolidated statement of earnings	(11.7)	8.8	23.1	(16.0)	28.3	(181.0)	92.5	(27.8)	(83.8)
Amounts recorded in total equity	2.5	–	–	–	–	(11.4)	–	35.3	26.4
Acquisitions of subsidiaries (note 23)	22.9	–	–	–	(29.5)	–	–	(58.3)	(64.9)
Assets held for sale (note 23)	–	–	–	–	–	0.8	–	(3.0)	(2.2)
Foreign exchange effect and other	(1.9)	1.8	–	0.2	(7.4)	4.7	(0.4)	5.5	2.5

Balance – December 31	119.2	145.3	119.9	(96.9)	(428.2)	128.0	211.0	177.6	375.9

	2018
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	187.7	131.3	91.9	(66.7)	(443.5)	177.5	118.1	184.5	380.8
Amounts recorded in the consolidated statement of earnings	(67.6)	5.3	5.5	(15.6)	11.2	128.8	1.1	36.3	105.0
Amounts recorded in total equity	5.0	–	–	–	–	7.6	–	13.9	26.5
Acquisitions of subsidiaries (note 23)	1.4	–	(0.8)	1.4	(4.7)	–	–	9.1	6.4
Deconsolidation of subsidiary (note 23)	(6.1)	–	–	–	4.2	–	–	(15.3)	(17.2)
Foreign exchange effect and other	(13.0)	(1.9)	0.2	(0.2)	13.2	1.0	(0.3)	(2.6)	(3.6)

Balance – December 31	107.4	134.7	96.8	(81.1)	(419.6)	314.9	118.9	225.9	497.9

Management expects that the deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2019 related to tax credits, provision for losses and loss adjustment expenses, investments, provision for unearned premiums, and operating and capital losses, partially offset by a deferred income tax liability related to intangible assets. The temporary differences related to investments are primarily due to net unrealized investment losses in the U.S. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for income tax when realized (particularly in the U.S. and several other jurisdictions). The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred taxes on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Allied World, Recipe and Brit) that are typically not deductible in the determination of income taxes payable. The deferred income tax asset related to operating and capital losses arises primarily at Northbridge, AGT and Fairfax Latam. Tax credits are primarily in the U.S. and relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred taxes include temporary differences related to pensions and premises and equipment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2019 deferred income tax assets of $814.7 (December 31, 2018 – $857.8) related principally to operating and capital losses and U.S. foreign tax credits that have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $1,863.5 (December 31, 2018 – $1,570.1), losses in Europe of $495.8 (December 31, 2018 – $613.4), losses in the U.S. of $46.1 (December 31, 2018 – $45.9), losses at Allied World of $359.4 across various jurisdictions (December 31, 2018 – $363.5) and U.S. foreign tax credits of $55.0 (December 31, 2018 – $159.0). The losses in Canada expire between 2026 and 2039. The losses and foreign tax credits in the U.S. expire between 2020 and 2032. Substantially all of the losses in Europe do not have an expiry date. Allied World's losses are primarily in the U.K. and Asia, with no expiry date, while the remainder expire between 2022 and 2037.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.5 billion at December 31, 2019 (December 31, 2018 – $3.2 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company's insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2019 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $282.3 (2018 – $415.2).

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2019, the maximum dividend capacity available in 2020 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31, 2019
Allied World	798.7
Odyssey Group	347.6
Crum & Forster(1)	140.6
Brit	138.8
Northbridge(1)	132.6
Zenith National	66.9

1,625.2

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the co-investors in Allied World and Brit have a dividend in priority to the company.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court's decision. On October 20, 2017, that petition was denied by the court. The case allowed then moved ahead to a trial, which took place in September and October 2018. Prior to the trial, Fairfax agreed, in exchange for the receipt of a payment of $20.0, to resolve its claims against Morgan Keegan & Company, Incorporated; that payment was received in September 2018. At the trial, the jury awarded Fairfax and its Crum & Forster subsidiary damages of $10.9 against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of $3.0 against Exis, $2.25 against Mr. Sender and $0.25 against Mr. Heller, although the court subsequently relieved Messrs. Sender and Heller of any liability for damages. Fairfax intends to appeal this relief to Messrs. Sender and Heller, and to continue to pursue its remaining claims against other defendants in the lawsuit by way of appeals against previous court decisions. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit, except for the receipt of the $20.0 payment in 2018 as described above.

Other

Subsidiaries of the company, in the ordinary course of their business, are defendants in several damage suits and have been named as third parties in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

Odyssey Group, Brit and Allied World ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation in certain Lloyd's syndicates. The Lloyd's participants have pledged cash and cash equivalents of $232.2 and securities with a fair value of $1,264.9 at December 31, 2019 as capital to support those underwriting activities. Additionally, Advent and Riverstone (UK) have pledged cash and cash equivalents of $9.2 and securities with a fair value of $175.5 at December 31, 2019 which are included in assets held for sale on the consolidated balance sheet. Pledged securities primarily consist of bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships, associates and joint ventures at December 31, 2019 was $988.5.

Pursuant to the sale of the company's 97.7% interest in First Capital Insurance Limited ("First Capital") to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") on December 28, 2017, the company agreed to guarantee the sufficiency of First Capital's loss reserves as at the sale date and will receive (return) sale consideration equal to any favourable (adverse) development on these loss reserves as of December 31, 2023. During 2019 pursuant to an actuarial report independent of both Fairfax and Mitsui Sumitomo the company estimated it will receive additional sale consideration of $33.9 as a result of favourable loss reserve development, which was recorded as net gains on investment in the consolidated statement of earnings.

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans at December 31 were as follows:

	Defined benefit pension plans		Defined benefit post retirement plans
	2019	2018	2019	2018
Benefit obligation	(789.4)	(803.7)	(125.4)	(112.3)
Fair value of plan assets	605.8	726.9	–	–

Funded status of plans – deficit	(183.6)	(76.8)	(125.4)	(112.3)
Impact of asset ceiling	0.3	–	–	–

Net accrued liability(1)	(183.3)	(76.8)	(125.4)	(112.3)

Weighted average assumptions used to determine benefit obligations:
Discount rate	3.0%	3.6%	3.3%	4.2%
Rate of compensation increase	2.6%	2.7%	3.6%	3.6%
Health care cost trend	–	–	4.5%	4.6%
(1)
The defined benefit pension plan net accrued liability at December 31, 2019 of $183.3 (December 31, 2018 – $76.8) was comprised of pension surpluses of $51.9 and pension deficits of $235.2 (December 31, 2018 – $64.0 and $140.8). See notes 13 and 14.

Pension and post retirement benefit expenses recognized in the consolidated statement of earnings for the years ended December 31 were as follows:

	2019	2018
Defined benefit pension plan expense	18.8	26.8
Defined contribution pension plan expense	53.1	50.3
Defined benefit post retirement plan expense	8.4	9.7

	80.3	86.8

Pre-tax actuarial net gains (losses) recognized in the consolidated statement of comprehensive income for the years ended December 31 were comprised as follows:

	2019	2018
Defined benefit pension plans
Actuarial net gains (losses) on plan assets and change in asset ceiling	18.8	(69.2)
Actuarial net gains (losses) on benefit obligations	(109.9)	74.1

	(91.1)	4.9
Defined benefit post retirement plans – actuarial net gains (losses) on benefit obligations	(8.0)	7.3

	(99.1)	12.2

During 2019 the company contributed $36.8 (2018 – $28.8) to its defined benefit pension and post retirement plans, and expects to contribute $19.3 in 2020.

22.  Leases

Changes in the company's right-of-use assets for the year ended December 31 were as follows:

	2019
	Insurance and reinsurance companies	Non-insurance companies	Total
Balance – January 1	418.9	632.5	1,051.4
Additions	59.9	73.2	133.1
Disposals	(8.3)	(1.6)	(9.9)
Depreciation(1)	(69.3)	(109.4)	(178.7)
Acquisitions of subsidiaries (note 23)	4.4	16.2	20.6
Assets held for sale (note 23)	(22.9)	–	(22.9)
Foreign exchange effect and other	2.7	24.3	27.0

Balance – December 31 (note 13)	385.4	635.2	1,020.6

(1)
Recorded in operating expenses and other expenses in the consolidated statement of earnings.

The maturity profile of the company's lease liabilities was as follows:

	December 31, 2019
	Insurance and reinsurance companies	Non-insurance companies	Total
Less than one year	78.0	209.4	287.4
One to two years	72.0	193.1	265.1
Two to three years	63.2	163.8	227.0
Three to four years	54.7	136.5	191.2
Four to five years	48.8	115.6	164.4
More than five years	240.8	428.5	669.3

Undiscounted lease liabilities	557.5	1,246.9	1,804.4

Lease liabilities – discounted (note 14)	434.3	1,062.1	1,496.4

Weighted average incremental borrowing rate	4.6%	4.6%	4.6%

During 2019 the company recognized in the consolidated statement of earnings interest expense of $67.8 on lease liabilities (note 15) and short-term and low value lease costs of $78.0 (note 26).

The maturity profile of the company's finance lease receivables was as follows:

	December 31, 2019
	Insurance and reinsurance companies	Non-insurance companies	Total
Less than one year	1.7	72.0	73.7
One to two years	1.7	66.9	68.6
Two to three years	1.8	59.3	61.1
Three to four years	1.6	49.6	51.2
Four to five years	0.7	41.4	42.1
More than five years	4.0	130.2	134.2

Undiscounted finance lease receivables	11.5	419.4	430.9
Unearned finance income	2.7	52.3	55.0

Finance lease receivables (note 13)	8.8	367.1	375.9

During 2019 the company recognized interest revenue on finance lease receivables of $14.7 in other revenue in the consolidated statement of earnings.

23.  Acquisitions and Divestitures

Subsequent to December 31, 2019

Contribution of European Run-off to a joint venture

On December 20, 2019 the company entered into an agreement to contribute its wholly owned European Run-off group ("European Run-off") to RiverStone Barbados Limited ("RiverStone Barbados"), a newly created entity to be jointly managed with OMERS, the pension plan for municipal employees in the province of Ontario. Pursuant to the agreement, OMERS will subscribe for a 40.0% equity interest in RiverStone Barbados for cash consideration of approximately $597. At the closing date the company will deconsolidate European Run-off from the Run-off reporting segment and apply the equity method of accounting to its joint venture interest in RiverStone Barbados. The company will have the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023. The transaction is subject to regulatory approval and is expected to close in the first half of 2020.

Assets held for sale and liabilities associated with assets held for sale as presented on the company's consolidated balance sheet at December 31, 2019 were comprised of the assets and liabilities of European Run-off as follows:

	European Run-off	Intercompany reinsurance(1)	Consolidation adjustments(1)	As presented on the consolidated balance sheet
Assets held for sale:
Insurance contract receivables	53.1	8.2	–	61.3
Portfolio investments(2)	2,688.7	–	(313.4)	2,375.3
Deferred premium acquisition costs	1.9	(0.2)	–	1.7
Recoverable from reinsurers	642.0	(382.0)	–	260.0
Deferred income taxes	2.2	–	–	2.2
Other assets	351.2	–	(266.1)	85.1

	3,739.1	(374.0)	(579.5)	2,785.6

Liabilities associated with assets held for sale:
Accounts payable and accrued liabilities	77.6	–	(10.5)	67.1
Short sale and derivative obligations	2.0	–	–	2.0
Insurance contract payables	49.5	(11.7)	–	37.8
Insurance contract liabilities	2,340.7	(503.9)	–	1,836.8
Borrowings – insurance and reinsurance companies	91.4	–	–	91.4

	2,561.2	(515.6)	(10.5)	2,035.1

(1)
Primarily reflects reinsurance with Wentworth and investments in Fairfax subsidiaries.

(2)
Includes cash and cash equivalents of $283.7. See note 27.

Year ended December 31, 2019

Acquisition of Universalna

On November 5, 2019 the company transferred its investment in ARX Insurance (described below) into Limited Liability Company FFH Ukraine Holdings ("Fairfax Ukraine"), a newly formed subsidiary. On November 6, 2019 Fairfax Ukraine completed the acquisition of Private Joint Stock Company Insurance Company Universalna ("Universalna"), a property and casualty insurance company in Ukraine. Purchase consideration for Universalna was comprised of cash of $4.6 and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development. The assets, liabilities and results of operations of Fairfax Ukraine were consolidated in the Insurance and Reinsurance – Other reporting segment.

Merger of Grivalia Properties REIC and Eurobank Ergasias S.A.

On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. ("Eurobank"), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Non-insurance companies reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger, Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. The company continues to account for its investment in Eurobank as a common stock at FVTPL due to regulatory restrictions on the company's ability to affect the relevant activities of Eurobank. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

Privatization of AGT Food and Ingredients Inc.

On April 17, 2019 AGT Food & Ingredients Inc. ("AGT") completed a management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company ("Purchase Co.") all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company acquiring a 69.9% controlling equity interest in AGT upon closing and effectively settling the company's pre-existing interests in AGT's preferred shares and warrants at fair value.

Contemporaneously with the acquisition of AGT, Purchase Co. acquired the company's preferred shares and the remaining common shares of AGT held by the buying group in exchange for its own common shares which diluted the company's interest in AGT to 59.6%, with AGT management and other co-investors owning the remainder. Purchase Co. and AGT subsequently amalgamated and the amalgamated entity was renamed AGT. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The preferred shares were subsequently canceled and the warrants are eliminated on consolidation of AGT. The assets, liabilities and results of operations of AGT were consolidated in the Non-insurance companies reporting segment. AGT is a supplier of pulses, staple foods and food ingredients.

Acquisition of AXA operations in Ukraine

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (subsequently renamed ARX Insurance Company ("ARX Insurance")) for purchase consideration of $17.4. The assets, liabilities and results of operations of ARX Insurance were consolidated in the Insurance and Reinsurance – Other reporting segment.

Additional investment in Consolidated Infrastructure Group

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange. The assets, liabilities and results of operations of CIG were consolidated in the Non-insurance companies reporting segment.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates. Provisionally recorded amounts primarily include intangible assets, deferred income taxes, and goodwill.

	AGT		Other(1)
Acquisition date	April 17, 2019		Throughout 2019
Percentage of common shares acquired	69.9%
Assets:
Insurance contract receivables	–		16.9
Portfolio investments	113.0	(2)	220.3	(2)
Recoverable from reinsurers	–		17.6
Deferred income taxes	–		0.8
Goodwill and intangible assets	240.9	(3)	285.4	(4)
Other assets	878.9	(5)	328.4

	1,232.8		869.4

Liabilities:
Accounts payable and accrued liabilities	161.9		282.6
Short sale and derivative obligations	50.3		–
Insurance contract payables	–		8.3
Insurance contract liabilities	–		93.2
Deferred income taxes	42.9		18.1
Borrowings – non-insurance companies	535.9		148.5

	791.0		550.7
Settlement of pre-existing interests	114.3	(6)	–
Non-controlling interests	98.5	(7)	36.7	(7)
Purchase consideration	229.0		281.2
Excess of fair value of net assets acquired over purchase consideration	–		0.8

	1,232.8		869.4

(1)
Comprised primarily of the acquisitions of Universalna and ARX Insurance, the consolidation of CIG by Fairfax Africa, the consolidation of Ambridge Partners by Brit (note 6) and incremental acquisitions by Boat Rocker and Thomas Cook India.

(2)
Includes subsidiary cash and cash equivalents at AGT of $111.5 and at other subsidiaries of $144.5.

(3)
Comprised of goodwill of $175.5 and intangible assets of $65.4 (primarily brand names of $34.7 and customer relationships of $16.9).

(4)
Comprised of goodwill of $146.1 and intangible assets of $139.3 (primarily customer relationships of $42.6 at Brit and $46.0 at Boat Rocker).

(5)
Primarily comprised of premises and equipment of $442.6 (principally vehicles and heavy machinery of $200.4 and buildings of $108.3), accounts receivable of $198.1 and inventory of $148.3.

(6)
Comprised of the company's pre-existing investments in AGT preferred shares of $108.6 and AGT warrants of $5.7 which were considered settled at fair value on the acquisition date.

(7)
Non-controlling interest was measured at fair value at AGT and as the proportionate share of the identifiable net assets acquired at other subsidiaries.

Year ended December 31, 2018

Reorganization of ownership interests in Sporting Life Inc. and Golf Town Limited

On August 31, 2018 the company, together with the respective non-controlling interests, contributed 100% of the ownership interests in Sporting Life and Golf Town to a new holding company. Subsequent to the reorganization, the company held a controlling 65.1% ownership interest in each of Sporting Life and Golf Town through the new holding company.

Additional investments in Brit Limited

On July 5, 2018 Brit used the proceeds from a $264.6 capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased. Subsequent to this transaction, the company's ownership interest in Brit was 88.0%. On December 14, 2018 the company increased its ownership interest in Brit to 88.9% through a capital contribution of $126.0 to support Brit's 2019 underwriting plans.

Additional investment in Fairfax Africa Holdings Corporation

On June 18, 2018 Fairfax Africa completed a bought deal secondary public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, which raised gross proceeds of $150.7 (net proceeds of $148.3 after commissions and expenses). The company acquired 4,100,000 subordinate voting shares for $50.2 through the public offering, and an additional 645,421 subordinate voting shares for $7.6 through open market purchases. These transactions collectively decreased the company's ownership interest and voting interest in Fairfax Africa from 64.2% and 98.8% at December 31, 2017 to 59.2% and 98.3% at December 31, 2018 respectively, and resulted in an increase in non-controlling interests of $86.6 and a dilution gain of $3.9, which are included in other net changes in capitalization in the consolidated statement of changes in equity.

Acquisition of Toys "R" Us (Canada) Ltd.

On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys "R" Us – Delaware, Inc. for cash consideration of $41.1 (Cdn$53.3) and an additional investment of $193.7 (Cdn$251.3) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada. The assets, liabilities and results of operations of Toys "R" Us Canada were consolidated in the Non-insurance companies reporting segment.

Receipt of Fairfax India Performance Fee

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Acquisition of certain businesses of Carillion Canada Inc.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The acquired business was subsequently renamed Dexterra Integrated Facilities Management ("Dexterra"). Dexterra is an infrastructure services company that provides asset management and operations solutions to industries and governments. The assets, liabilities and results of operations of Dexterra were consolidated in the Non-insurance companies reporting segment.

Deconsolidation of Quess Corp Limited

On March 1, 2018 Thomas Cook India entered into a strategic joint venture agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting. The deconsolidation of Quess from the Non-insurance companies reporting segment reduced non-controlling interests by $212.5 which was included in deconsolidation of subsidiary in the consolidated statement of changes in equity. On December 9, 2019 Thomas Cook India completed a non-cash spin-off of Quess and recorded a non-cash impairment loss of $190.6. See note 6.

Sale of Keg Restaurants Ltd. to Recipe Unlimited Corporation (formerly Cara Operations Limited)

On February 22, 2018 the company completed the sale of its 51.0% ownership interest in The Keg to Recipe for consideration of $74.6 (Cdn $94.7), comprised of cash of $7.9 (Cdn $10.0) and 3,400,000 Recipe subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Recipe for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Recipe subordinate voting shares. The transaction increased the company's equity interest in Recipe to 43.2% from 40.2% at December 31, 2017. The company recorded the sale of its ownership interest in The Keg to Recipe as a business combination between entities under common control using predecessor values whereby the company's carrying values for the assets and liabilities of The Keg at the date of the transaction were added to those of Recipe's, with no change to the company's consolidated financial statements. Recipe's acquisition of the remaining 49.0% ownership interest in The Keg was recorded as an equity transaction, with the excess of consideration paid over the carrying value of non-controlling interests in The Keg included in other net changes in capitalization in the consolidated statement of changes in equity. During 2019 Recipe estimated that it may be required to pay an additional $15.4 (Cdn$20.0) of cash consideration to the other former shareholders of The Keg pursuant to the achievement of certain financial objectives within the first three years subsequent to closing.

Acquisition of AIG operations in Uruguay

On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay (subsequently renamed SBI Seguros Uruguay S.A. ("SouthBridge Uruguay")) for cash consideration of $5.9. The assets, liabilities and results of operations of SouthBridge Uruguay were consolidated in the Insurance and Reinsurance – Other reporting segment.

	Toys "R" Us Canada		Other(1)
Acquisition date	May 31, 2018		Throughout 2018
Percentage of common shares acquired	100.0%
Assets:
Insurance contract receivables	–		4.1
Portfolio investments	9.1	(2)	30.5
Recoverable from reinsurers	–		10.0
Deferred income taxes	11.3		1.6
Goodwill and intangible assets(3)	16.8		193.7
Other assets	415.8		130.5

	453.0		370.4

Liabilities:
Accounts payable and accrued liabilities	166.4		105.0
Deferred income taxes	12.4		1.8
Insurance contract payables	–		2.6
Insurance contract liabilities	–		13.9
Borrowings – non-insurance companies	195.9		23.3

	374.7		146.6
Non-controlling interests	–		4.0
Purchase consideration	41.1		218.4
Excess of fair value of net assets acquired over purchase consideration	37.2		1.4

	453.0		370.4

(1)
Comprised primarily of the acquisitions of Dexterra and SouthBridge Uruguay, and incremental acquisitions by Boat Rocker, Recipe and Pethealth.

(2)
Comprised of subsidiary cash and cash equivalents.

(3)
Comprised of goodwill of $140.5 and intangible assets of $70.0 (primarily customer relationships of $21.5, brand names of $15.3 and media content and non-compete agreements at Boat Rocker of $12.1).

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2019 compared to those identified at December 31, 2018, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of his or her company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's Chief Operating Officer reports on risk considerations to the company's Executive Committee and provides a quarterly report on key risk exposures to the company's Board of Directors. The Executive Committee, in consultation with the Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company's risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2019 compared to December 31, 2018.

Principal lines of business

The company's principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, professional liability and umbrella coverage; and

  •
  Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

An analysis of net premiums earned by line of business is included in note 25.

The table that follows shows the company's concentration of insurance risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2019 by line of business was comprised of property of $1,471.5 (2018 – $1,267.2), casualty of $1,842.9 (2018 – $1,443.4) and specialty of $361.2 (2018 – $386.7).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Property	853.5	732.6	3,087.9	2,704.3	710.4	634.5	1,669.4	1,495.8	6,321.2	5,567.2
Casualty	805.4	695.4	6,903.4	6,082.3	411.6	384.5	1,424.6	1,210.8	9,545.0	8,373.0
Specialty	177.6	164.6	597.7	619.8	237.6	215.3	632.1	588.4	1,645.0	1,588.1

Total	1,836.5	1,592.6	10,589.0	9,406.4	1,359.6	1,234.3	3,726.1	3,295.0	17,511.2	15,528.3

Insurance	1,724.5	1,492.5	8,389.9	7,439.7	676.1	692.4	2,377.3	2,270.4	13,167.8	11,895.0
Reinsurance	112.0	100.1	2,199.1	1,966.7	683.5	541.9	1,348.8	1,024.6	4,343.4	3,633.3

	1,836.5	1,592.6	10,589.0	9,406.4	1,359.6	1,234.3	3,726.1	3,295.0	17,511.2	15,528.3

(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

Pricing risk

Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severities and frequencies, developing case law and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases of long-tail claims like those involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.

The diversity of insurance risk within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises from exposure to large losses caused by man-made or natural catastrophes that could result in significant underwriting losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group's aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk

To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company's reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of low interest rates, increased catastrophes and rising claims costs are currently elevating reinsurance pricing, which has affected the company's reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant current period catastrophe losses suffered by the industry in 2017 and 2018, capital adequacy within the reinsurance market remains strong and alternative forms of reinsurance capacity continue to be available. As a result, reinsurance pricing of loss affected business has increased while non-loss affected property has increased to a lesser extent. The company remains opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily foreign currency forward contracts, total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2019 compared to December 31, 2018.

The company's gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:

	December 31, 2019	December 31, 2018
Cash and short term investments	10,703.6	7,361.3
Investments in debt instruments:
U.S. sovereign government(1)	5,610.8	10,464.0
Other sovereign government rated AA/Aa or higher(1)(2)	1,090.4	1,368.1
All other sovereign government(3)	1,230.0	1,189.9
Canadian provincials	2.9	51.9
U.S. states and municipalities	216.5	363.2
Corporate and other	8,164.8	7,124.4
Receivable from counterparties to derivative contracts	85.2	168.2
Insurance contract receivables	5,435.0	5,110.7
Recoverable from reinsurers	9,155.8	8,400.9
Other assets	1,645.0	1,253.3

Total gross credit risk exposure	43,340.0	42,855.9

(1)
Representing together 17.2% of the company's total investment portfolio at December 31, 2019 (December 31, 2018 – 30.5%) and considered by the company to have nominal credit risk.

(2)
Comprised primarily of bonds issued by the governments of Canada, Hong Kong, Singapore and Australia with fair values at December 31, 2019 of $664.4, $105.9, $99.4 and $89.0 respectively (December 31, 2018 – $964.7, $86.4, $54.4 and $93.6).

(3)
Comprised primarily of bonds issued by the governments of India, Spain and Poland with fair values at December 31, 2019 of $519.0, $218.2 and $149.6 respectively (December 31, 2018 – $527.5, $210.6 and $127.4).

The company had income taxes refundable of $169.0 at December 31, 2019 (December 31, 2018 – $152.3) that are considered to have nominal credit risk and are not included in the table above.

Cash and short term investments

The company's cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2019, 83.5% of these balances were held in Canadian and U.S. financial institutions, 11.0% in European financial institutions and 5.5% in other foreign financial institutions (December 31, 2018 – 79.5%, 13.0% and 7.5% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

Investments in debt instruments

The company's risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

The composition of the company's investments in debt instruments classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2019			December 31, 2018
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	6,795.2	6,820.4	41.8	11,931.0	11,920.5	58.1
AA/Aa	870.0	881.8	5.4	1,107.6	1,115.3	5.4
A/A	2,979.4	3,008.0	18.4	2,214.0	2,184.7	10.6
BBB/Baa	3,059.6	3,206.2	19.7	2,583.1	2,641.8	12.8
BB/Ba	121.9	135.0	0.8	125.0	131.8	0.6
B/B	59.9	61.6	0.4	87.8	79.7	0.4
Lower than B/B	31.6	16.4	0.1	27.6	27.5	0.1
Unrated(1)	2,125.8	2,186.0	13.4	2,412.4	2,460.2	12.0

Total	16,043.4	16,315.4	100.0	20,488.5	20,561.5	100.0

(1)
Comprised primarily of the fair value of the company's investments in Seaspan Corporation of $483.4 (December 31, 2018 – $242.9), Blackberry Limited of $442.1 (December 31, 2018 – $512.4), Chorus Aviation Inc. of $155.8 (December 31, 2018 – $138.6), EXCO Resources, Inc. of nil (December 31, 2018 – $504.6) and Sanmar Chemicals Group of nil (December 31, 2018 – $392.8).

At December 31, 2019, 85.3% (December 31, 2018 – 86.9%) of the fixed income portfolio's carrying value was rated investment grade or better, with 47.2% (December 31, 2018 – 63.5%) rated AA or better (primarily consisting of government bonds). The decrease in the fair value of bonds rated AAA/Aaa primarily reflected net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $4,601.5 and $344.5, and the reclassification of bonds at European Run-off to assets held for sale. The increase in bonds rated A/A and BBB/Baa was primarily due to net purchases of high quality U.S. corporate bonds of $664.5 and $708.3, partially offset by the reclassification of bonds at European Run-off to assets held for sale. The decrease in unrated bonds was primarily due to the settlement of bonds issued by EXCO Resources, Inc. and Sanmar Chemicals Group (note 6), partially offset by net purchases of unrated private placement corporate bonds of $492.4.

At December 31, 2019 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $3,201.5 (December 31, 2018 – $3,079.6), which represented approximately 8.2% (December 31, 2018 – 7.9%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2019 was $483.4 (December 31, 2018 – $512.4), which represented approximately 1.2% (December 31, 2018 – 1.3%) of the total investment portfolio.

Counterparties to derivative contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's counterparty risk assuming all derivative counterparties are simultaneously in default:

	December 31, 2019	December 31, 2018
Total derivative assets(1)	85.2	168.2
Obligations that may be offset under net settlement arrangements	(19.2)	(83.4)
Fair value of collateral deposited for the benefit of the company(2)	(14.2)	(17.9)
Excess collateral pledged by the company in favour of counterparties	1.9	26.1
Initial margin not held in segregated third party custodian accounts	–	2.0

Net derivative counterparty exposure after net settlement and collateral arrangements	53.7	95.0

(1)
Excludes equity warrants, equity warrant forward contracts, equity call options and other derivatives which are not subject to counterparty risk.

(2)
Excludes excess collateral pledged by counterparties of $1.9 at December 31, 2019 (December 31, 2018 – $1.5).

Collateral deposited for the benefit of the company at December 31, 2019 consisted of cash of $5.3 and government securities of $10.8 (December 31, 2018 – $1.1 and $18.3). The company had not exercised its right to sell or repledge collateral at December 31, 2019.

Recoverable from reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2019 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security staff conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for uncollectible reinsurance provisions for the group. The reinsurance security staff also collect and maintain individual and group reinsurance exposures across the group. Most of the reinsurance balances for reinsurers rated B++ or lower were inherited by the company on acquisition of a subsidiary. The company's single largest recoverable from reinsurer (Munich Reinsurance Company) represented 6.4% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2019 (December 31, 2018 – 6.7%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from its reinsurers increased at December 31, 2019 compared to December 31, 2018, primarily reflecting an increase in reinsurance recoverables at Allied World (due to higher business volume and increased use of reinsurance) and Fairfax Latam (primarily reflecting losses ceded to reinsurers related to the Chilean Riots). Changes that occurred in the provision for uncollectible reinsurance during the year are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations are generally government or similar insurance funds with limited credit risk.

	December 31, 2019			December 31, 2018
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	357.1	28.8	328.3	369.8	28.9	340.9
A+	5,005.9	351.9	4,654.0	4,225.2	264.8	3,960.4
A	2,567.7	106.0	2,461.7	2,255.2	85.5	2,169.7
A-	217.7	9.7	208.0	247.9	9.6	238.3
B++	18.1	1.2	16.9	32.4	10.5	21.9
B+	3.9	0.4	3.5	1.5	0.3	1.2
B or lower	11.0	1.4	9.6	10.3	1.8	8.5
Not rated	941.1	524.3	416.8	1,139.6	673.4	466.2
Pools and associations	194.8	6.5	188.3	283.8	3.7	280.1

	9,317.3	1,030.2	8,287.1	8,565.7	1,078.5	7,487.2
Provision for uncollectible reinsurance	(161.5)		(161.5)	(164.8)		(164.8)

Recoverable from reinsurers	9,155.8		8,125.6	8,400.9		7,322.4

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.

The holding company's known significant commitments for 2020 consist of payment of a common share dividend of $275.7 ($10.00 per common share, paid in January 2020), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at December 31, 2019 of $1,098.6 provides adequate liquidity to meet the holding company's known commitments in 2020. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. To further augment its liquidity, the holding company can borrow from the $2.0 billion unsecured revolving credit facility as described in note 15. Subsequent to December 31, 2019 the company borrowed $300.0 on the credit facility.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2019 portfolio investments, net of short sale and derivative obligations, was $37.9 billion (December 31, 2018 – $37.3 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, preferred stocks, common stocks, limited partnership interests and other invested assets. At December 31, 2019 these asset classes represented approximately 12.6% (December 31, 2018 – 13.3%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments. Fairfax India and Fairfax Africa together held investments that may lack liquidity or are inactively traded with a carrying value of $1,415.3 at December 31, 2019 (December 31, 2018 – $1,406.7).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2019 the insurance and reinsurance subsidiaries received net cash of $30.7 (2018 – paid net cash of $61.8) in connection with long and short equity total return swap derivative contracts (excluding the impact of collateral requirements).

The Non-insurance companies have principal repayments coming due in 2020 of $1,304.9 primarily related to Fairfax India's term loan, AGT's credit facilities (which were renewed subsequent to December 31, 2019 and mature in 2021) and CIG's long term notes. Borrowings of the Non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2019
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,321.1	799.9	798.1	426.0	853.2	4,198.3
Insurance contract payables(3)	717.2	1,294.8	133.2	9.6	63.0	2,217.8
Provision for losses and loss adjustment expenses	2,475.6	5,325.9	8,490.8	4,619.5	7,588.4	28,500.2
Borrowings – holding company and insurance and reinsurance companies:
Principal	–	140.0	433.9	676.0	3,926.9	5,176.8
Interest	53.1	180.5	456.4	391.1	648.0	1,729.1
Borrowings – non-insurance companies:
Principal	533.4	771.5	392.7	114.8	271.8	2,084.2
Interest	59.9	45.4	60.4	38.4	113.9	318.0

	5,160.3	8,558.0	10,765.5	6,275.4	13,465.2	44,224.4

	December 31, 2018
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(2)	1,118.3	576.0	251.7	98.8	204.8	2,249.6
Insurance contract payables(3)	653.3	652.6	360.6	5.2	76.6	1,748.3
Provision for losses and loss adjustment expenses	2,385.8	5,428.5	8,292.1	4,578.1	8,397.2	29,081.7
Borrowings – holding company and insurance and reinsurance companies:
Principal	0.1	8.1	380.2	620.0	3,868.3	4,876.7
Interest	53.5	177.7	451.4	391.4	783.2	1,857.2
Borrowings – non-insurance companies:
Principal	159.5	866.7	356.0	157.9	89.6	1,629.7
Interest	20.1	39.3	43.7	22.1	63.5	188.7

	4,390.6	7,748.9	10,135.7	5,873.5	13,483.2	41,631.9

(1)
Excludes pension and post retirement liabilities (note 21), deferred gift card, hospitality and other revenue, accrued interest expense and other. The maturity profile of lease liabilities is based on undiscounted balances (note 22).

(2)
Excludes lease commitments in addition to the items described in the preceding footnote.

(3)
Excludes ceded deferred premium acquisition costs.

The timing of claims payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2019				December 31, 2018
	Less than 3 months	3 months to 1 year	More than 1 year	Total	Less than 3 months	3 months to 1 year	More than 1 year	Total
Equity total return swaps – short positions	58.0	26.6	–	84.6	13.4	–	–	13.4
Equity total return swaps – long positions	–	3.0	–	3.0	51.7	–	–	51.7
U.S. treasury bond forward contracts	1.7	–	–	1.7	30.4	–	–	30.4
Foreign currency forward and swap contracts	59.3	1.9	53.3	114.5	45.7	8.0	–	53.7
Other derivative contracts	1.6	0.4	0.1	2.1	–	–	0.3	0.3

	120.6	31.9	53.4	205.9	141.2	8.0	0.3	149.5

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2019 the company's investment portfolio included fixed income securities with an aggregate fair value of approximately $16.3 billion (December 31, 2018 – $20.6 billion) that is subject to interest rate risk.

The company's exposure to interest rate risk decreased during 2019 due to decreased bond holdings, primarily reflecting net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $4,601.5 and $344.5, and the settlement of bonds issued by EXCO Resources, Inc. and Sanmar Chemicals Group (note 6), partially offset by net purchases of high quality U.S. corporate bonds of $1,370.4. To reduce its exposure to interest rate risk (primarily exposure to long-dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2019 compared to December 31, 2018.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2019			December 31, 2018
	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	15,752.1	(463.3)	(3.5)	19,902.5	(541.1)	(3.2)
100 basis point increase	16,018.9	(243.6)	(1.8)	20,227.4	(274.3)	(1.6)
No change	16,315.4	–	–	20,561.5	–	–
100 basis point decrease	16,712.8	326.8	2.4	20,915.6	290.4	1.7
200 basis point decrease	17,162.3	695.8	5.2	21,282.1	590.6	3.5
(1)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. There were no significant changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2019 compared to December 31, 2018.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at December 31, 2019 and 2018 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value of December 31, 2019 of $5,330.0 (December 31, 2018 – $4,522.4) as a component of its equity and equity-related holdings when assessing its net equity exposures.

	December 31, 2019		December 31, 2018		Year ended December 31, 2019	Year ended December 31, 2018
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)(2)	5,768.6	5,768.6	5,148.2	5,148.2	915.9	(386.2)
Preferred stocks – convertible(3)	20.7	20.7	17.7	17.7	0.9	2.9
Bonds – convertible	667.6	667.6	595.6	595.6	1.4	(171.3)
Investments in associates(3)(4)	5,330.0	4,327.9	4,522.4	4,309.0	0.7	138.9
Deconsolidation of non-insurance companies(5)(6)	–	–	–	–	171.3	889.9
Derivatives and other invested assets:
Equity total return swaps – long positions	406.3	8.1	390.3	(46.9)	20.5	(86.3)
Equity warrant forward contracts(7)	–	–	316.6	38.4	45.4	113.9
Equity warrants and call options(7)	200.3	200.3	79.8	79.8	123.9	(69.9)

Total equity and equity related holdings	12,393.5	10,993.2	11,070.6	10,141.8	1,280.0	431.9

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(369.8)	(84.6)	(414.4)	8.9	(45.0)	(33.9)
Equity index total return swaps – short positions	–	–	–	–	–	(4.3)
Other	–	–	–	–	(12.8)	–

	(369.8)	(84.6)	(414.4)	8.9	(57.8)	(38.2)

Net equity exposures and financial effects	12,023.7		10,656.2		1,222.2	393.7

(1)
The company excludes other funds that are invested principally in fixed income securities with a carrying value at December 31, 2019 of $175.6 (December 31, 2018 – $150.3) when measuring its equity and equity-related exposure.

(2)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(3)
Excludes the company's insurance and reinsurance investments in associates, joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. See note 6.

(4)
On October 31, 2018 the company sold its equity accounted investments in Arbor Memorial Services Inc. and an insurance brokerage for net proceeds of $179.2 (Cdn $235.4) and $58.8 (Cdn $76.3) and recorded net realized gains of $111.8 and $17.6 (Cdn $22.7) respectively.

(5)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 23.

(6)
On March 1, 2018 Thomas Cook India entered into a strategic joint venture agreement with the founder of Quess that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(7)
Includes the Seaspan warrants and forward contracts described in note 6.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company's equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2019 and 2018. The analysis assumes variations of 5% and 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

	December 31, 2019			December 31, 2018
	Fair value of equity and equity- related holdings	Hypothetical $ change in net earnings	Hypothetical % change in fair value	Fair value of equity and equity- related holdings	Hypothetical $ change in net earnings	Hypothetical % change in fair value
Change in global equity markets
10% increase	7,329.1	532.5	9.5	6,807.2	498.3	9.4
5% increase	7,010.7	265.7	4.7	6,510.9	244.9	4.6
No change	6,693.7	–	–	6,224.0	–	–
5% decrease	6,377.9	(264.4)	(4.7)	5,929.9	(251.3)	(4.7)
10% decrease	6,063.7	(527.5)	(9.4)	5,645.7	(493.8)	(9.3)

The change in fair value of non-insurance investments in associates and joint ventures have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon disposition of the associate. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures have been excluded from each of the scenarios presented above as they are considered long term strategic holdings.

At December 31, 2019 the company's ten largest holdings within common stocks totaled $3,407.0 or 8.7% of the total investment portfolio (December 31, 2018 – $2,681.1 or 6.9%). The largest single holding within common stocks at December 31, 2019 was the company's investment in Eurobank (note  23) at $1,164.4 or 3.0% of the total investment portfolio (December 31, 2018 – $497.1 or 1.3%).

Risk of decreasing price levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2019 these contracts have a remaining weighted average life of 2.8 years (December 31, 2018 – 3.6 years), a notional amount of $99.8 billion (December 31, 2018 – $114.4 billion) and a fair value of $6.7 (December 31, 2018 – $24.9). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract. During 2019 the company recorded net losses of $12.3 (2018 – net losses of $6.7) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2019 certain CPI-linked derivative contracts with a notional amount of $1,800.3 referenced to CPI in the United States, European Union and United Kingdom matured. At December 31, 2019 CPI-linked derivative contracts with a notional amount of $12.1 billion and a fair value of $0.2 referenced to CPI in the United States, European Union and United Kingdom were included in assets held for sale on the consolidated balance sheet.

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including net premiums earned and losses on claims, net that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. The company's exposure to foreign currency risk was not significantly different at December 31, 2019 compared to December 31, 2018.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.

At December 31, 2019 the company has designated the carrying value of Cdn$2,796.1 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,270.0 (December 31, 2018 – principal amount of Cdn$2,691.5 with a fair value of $2,028.4) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2019 the company recognized pre-tax losses of $105.6 (2018 – pre-tax gains of $166.3) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

At December 31, 2019 the company has designated the carrying value of €277.0 principal amount of its euro denominated unsecured senior notes with a fair value of $336.2 (December 31, 2018 – principal amount of €750.0 with a fair value of $854.5) as a hedge of its net investment in European operations with a euro functional currency. The decrease in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during 2019 was due to the deconsolidation of Grivalia Properties (note 23) which reduced the company's net investment in European operations with a euro functional currency. During 2019 the company recognized pre-tax losses of $35.3 (2018 – pre-tax gains of $57.1) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effects included in net gains on investments in the company's consolidated statements of earnings for the years ended December 31 were as follows:

	2019	2018
Net gains (losses) on investments:
Investing activities	(68.0)	(171.3)
Underwriting activities	5.6	31.6
Foreign currency contracts	(1.3)	7.9

Foreign currency net losses	(63.7)	(131.8)

Foreign currency net losses on investing activities during 2019 primarily related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies. Foreign currency net losses on investing activities during 2018 primarily reflected strengthening of the U.S. dollar relative to the Indian rupee and the euro.

The table below shows the approximate effect of a 10% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2019 with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Pre-tax earnings (loss)	12.7	0.1	(57.3)	37.8	(5.7)	15.6	(108.0)	(105.8)	(77.3)	(96.9)	(235.6)	(149.2)
Net earnings (loss)	9.6	(1.3)	(52.3)	31.8	(2.4)	12.6	(93.8)	(95.0)	(57.5)	(74.3)	(196.4)	(126.2)
Pre-tax other comprehensive income (loss)	(113.6)	(137.2)	30.2	(13.8)	(125.5)	(98.5)	(275.4)	(308.7)	(124.3)	(99.5)	(608.6)	(657.7)
Other comprehensive income (loss)	(116.8)	(134.9)	40.9	(4.9)	(124.7)	(98.1)	(254.2)	(305.7)	(119.1)	(93.4)	(573.9)	(637.0)

The hypothetical impact in 2019 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

  Canadian dollar:    Primarily net liabilities at Odyssey Group, partially offset by net assets at Allied World (principally related to portfolio investments and operational exposure). Odyssey Group entered into foreign currency forward contracts which were used as economic hedges of its operational exposure (including the net investment in its Canadian branch where the net assets are translated through other comprehensive income).

  Euro:    Primarily net assets at Odyssey Group, Crum and Forster, Allied World and Group Re (principally related to portfolio investments and operational exposure).

  British pound sterling:    Primarily net assets at Odyssey Group, Brit, Zenith National and Non-insurance companies, partially offset by net liabilities at Allied World (principally related to portfolio investments and operational exposure, partially offset by foreign currency forward contracts used as economic hedges of operational exposure).

  Indian rupee:    Portfolio investments held broadly across the company.

  All other currencies:    Primarily U.S. dollar, Egyptian pound and Singapore dollar net assets at entities where the functional currency is other than those currencies (primarily at Odyssey Group's Paris branch and Newline syndicate and Allied World), partially offset by certain net liabilities at Fairfax India (primarily U.S. dollar borrowings).

The hypothetical impact in 2019 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company's non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

  Canadian dollar:    Net investments in Northbridge and Canadian subsidiaries within the Non-insurance companies reporting segment, partially offset by the impact of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net liabilities in Odyssey Group's Paris branch and the impact of the hedge of net investment in European operations, partially offset by investments in associates (primarily Eurolife and Astarta) and the net investment in Colonnade Insurance. The exposure changed during 2019 primarily due to the deconsolidation of Grivalia Properties.

  British pound sterling:    Net investments in RiverStone (UK) at European Run-off and Odyssey Group's Newline syndicate.

  Indian rupee:    Net investments in Fairfax India and Thomas Cook India, and Fairfax's investment in Quess. The exposure decreased during 2019 primarily reflecting the spin-off of Thomas Cook India's investment in Quess to its minority shareholders.

  All other currencies:    Net investments in Fairfax Latin America (Argentine peso, Chilean peso, Colombian peso, Uruguayan peso, Brazilian real), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG Insurance (Indonesian rupiah), Fairfirst Insurance (Sri Lankan rupee), Pacific Insurance (Malaysian ringgit), Fairfax Central and Eastern Europe (Bulgarian lev, Czech koruna, Hungarian florint, Romanian leu and Ukrainian hryvnia) and non-insurance companies (primarily AGT's net investment in its Turkish subsidiary (Turkish lira)), and investments in associates (primarily Kuwaiti dinar at Gulf Insurance, South African rand at Fairfax Africa's associates and Vietnamese dong at BIC Insurance).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2019, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $25,139.8 compared to $23,845.6 at December 31, 2018. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	Consolidated		Excluding consolidated non-insurance companies
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Holding company cash and investments (net of short sale and derivative obligations)	1,098.6	1,550.6	1,098.6	1,550.6

Borrowings – holding company	4,117.3	3,859.5	4,117.3	3,859.5
Borrowings – insurance and reinsurance companies	1,039.6	995.7	1,039.6	995.7
Borrowings – non-insurance companies	2,075.7	1,625.2	–	–

Total debt	7,232.6	6,480.4	5,156.9	4,855.2

Net debt(1)	6,134.0	4,929.8	4,058.3	3,304.6

Common shareholders' equity	13,042.6	11,779.3	13,042.6	11,779.3
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	3,529.1	4,250.4	1,519.8	1,437.1

Total equity	17,907.2	17,365.2	15,897.9	14,551.9

Net debt/total equity	34.3%	28.4%	25.5%	22.7%
Net debt/net total capital(2)	25.5%	22.1%	20.3%	18.5%
Total debt/total capital(3)	28.8%	27.2%	24.5%	25.0%
Interest coverage(4)	6.5x	3.5x	9.8x (6)	3.2x (6)
Interest and preferred share dividend distribution coverage(5)	5.7x	3.0x	7.9x (6)	2.6x (6)
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess (note 23).

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") applies a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2019 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level.

In Bermuda, the Bermuda Insurance Act 1978 imposes solvency and liquidity standards on Bermuda insurers and reinsurers. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined by the Bermuda Monetary Authority under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2019 Allied World's subsidiary was in compliance with Bermuda's regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2019 Northbridge's subsidiaries had a weighted average MCT ratio in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2019 Brit's available capital was in excess of its management capital requirements (capital required for business strategy and regulatory requirements).

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2019.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments that are categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Prices for inter-segment transactions are set at arm's length. Geographic premiums are determined by the domicile of the operating companies and where the primary underlying insurance risk resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

Odyssey Group – A U.S.-based reinsurer that provides a full range of property and casualty products worldwide, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. that principally underwrites specialty coverages.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer.

Allied World – A global property, casualty and specialty insurer and reinsurer with a presence at Lloyd's.

Fairfax Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (AMAG Insurance) and Sri Lanka (Fairfirst Insurance). Fairfax Asia also includes the company's equity accounted interests in Vietnam-based BIC Insurance (35.0%) and Thailand-based Falcon Thailand (41.2%).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Bryte Insurance, Advent, Fairfax Latin America and Fairfax Central and Eastern Europe ("Fairfax CEE"). Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana. Advent is a specialty property reinsurance and insurance company that operated through Syndicate 780 at Lloyd's. During 2018 Advent transferred certain classes of its business to Brit, Allied World and Newline with the remainder of Advent Syndicate 780 placed into run-off. Advent is reported in the Run-off reporting segment effective January 1, 2019. Fairfax Latin America is comprised of Fairfax Brasil, which writes commercial property and casualty insurance in Brazil, and Fairfax Latam, consisting of property and casualty insurance operations in Argentina, Chile, Colombia and Uruguay. Fairfax CEE is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, Colonnade Insurance, a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania and an insurance subsidiary in Ukraine, and Fairfax Ukraine which comprises ARX Insurance (acquired February 14, 2019) and Universalna (acquired November 6, 2019), both property and casualty insurers in Ukraine.

Run-off

This reporting segment is comprised of European Run-off, which principally consists of RiverStone (UK), Advent (effective January 1, 2019), Syndicate 3500 at Lloyd's (managed by RiverStone Managing Agency Limited) and TIG Insurance (Barbados) Limited, and U.S. Run-off, which includes TIG Insurance Company. On December 20, 2019 the company entered into an agreement to contribute European Run-off to a joint venture with OMERS, resulting in the assets and liabilities of European Run-off being classified as held for sale on the company's consolidated balance sheet at December 31, 2019 (note 23).

Non-insurance companies

This reporting segment is comprised as follows:

Restaurants and retail – Comprised of Recipe and its subsidiaries The Keg, St-Hubert, Pickle Barrel and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

Fairfax India – Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight.

Thomas Cook India – Comprised of Thomas Cook India and its subsidiaries Sterling Resorts and Quess (deconsolidated on March 1, 2018).

Other – Comprised primarily of AGT (acquired on April 17, 2019), Dexterra (acquired on March 7, 2018), Grivalia Properties (deconsolidated on May 17, 2019), Fairfax Africa and its subsidiary CIG (consolidated January 4, 2019), Mosaic Capital, Boat Rocker, Pethealth and Rouge Media.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

Sources of Earnings by Reporting Segment

Sources of earnings by reporting segment for the years ended December 31 were as follows:

2019

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other		Consolidated
Gross premiums written
External	1,513.6	3,742.8	2,805.0	732.7	2,245.4	3,809.3	439.3	1,616.7	16,904.8	606.4	–	–	–	17,511.2
Intercompany	7.9	73.2	22.8	–	48.1	51.0	(1.0)	94.2	296.2	3.2	–	–	(299.4)	–

	1,521.5	3,816.0	2,827.8	732.7	2,293.5	3,860.3	438.3	1,710.9	17,201.0	609.6	–	–	(299.4)	17,511.2

Net premiums written	1,350.3	3,393.8	2,331.5	720.8	1,656.2	2,428.9	231.2	1,148.4	13,261.1	574.5	–	–	–	13,835.6

Net premiums earned
External	1,247.3	3,162.2	2,234.4	737.3	1,608.1	2,345.9	228.2	981.3	12,544.7	685.0	–	–	–	13,229.7
Intercompany	(7.0)	17.0	(40.6)	(2.3)	33.8	(10.5)	(13.0)	65.5	42.9	(42.9)	–	–	–	–

	1,240.3	3,179.2	2,193.8	735.0	1,641.9	2,335.4	215.2	1,046.8	12,587.6	642.1	–	–	–	13,229.7
Underwriting expenses(1)	(1,193.6)	(3,089.3)	(2,142.0)	(626.2)	(1,590.8)	(2,277.7)	(208.8)	(1,064.7)	(12,193.1)	(906.3)	–	–	–	(13,099.4)

Underwriting profit (loss)	46.7	89.9	51.8	108.8	51.1	57.7	6.4	(17.9)	394.5	(264.2)	–	–	–	130.3

Interest income	65.9	189.5	93.6	36.7	82.0	165.6	16.9	66.8	717.0	60.5	24.5	33.7	(9.4)	826.3
Dividends	10.4	17.5	7.0	4.0	3.0	16.7	8.6	3.6	70.8	9.5	11.8	1.6	–	93.7
Investment expenses	(11.3)	(31.1)	(14.7)	(7.6)	(11.5)	(33.4)	(7.8)	(13.4)	(130.8)	(14.2)	(89.0)	(2.4)	196.6	(39.8)

Interest and dividends	65.0	175.9	85.9	33.1	73.5	148.9	17.7	57.0	657.0	55.8	(52.7)	32.9	187.2	880.2

Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	–	169.6

Other
Revenue	–	–	–	–	–	–	–	–	–	–	5,537.1	–	–	5,537.1
Expenses	–	–	–	–	–	–	–	–	–	–	(5,441.6)	–	8.4	(5,433.2)

	–	–	–	–	–	–	–	–	–	–	95.5	–	8.4	103.9

Operating income (loss)	112.8	320.9	156.8	125.5	122.2	219.9	24.0	25.4	1,107.5	(214.7)	(2.4)	198.0	195.6	1,284.0
Net gains on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	–	1,716.2
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	–	–	–	–	–	(23.7)	–	(23.7)
Interest expense	(1.5)	(7.8)	(5.3)	(3.9)	(19.1)	(29.1)	(0.4)	(1.9)	(69.0)	(7.0)	(184.9)	(212.1)	1.0	(472.0)
Corporate overhead	(5.7)	(10.7)	(20.5)	(8.5)	(9.2)	(59.7)	(9.8)	(0.6)	(124.7)	0.4	–	49.1	(196.6)	(271.8)

Pre-tax income (loss)	106.1	451.9	206.2	135.6	156.0	341.3	646.1	129.1	2,172.3	(53.1)	(114.7)	228.2	–	2,232.7
Provision for income taxes														(261.5)

Net earnings														1,971.2

Attributable to:
Shareholders of Fairfax														2,004.1
Non-controlling interests														(32.9)

														1,971.2

(1)
Underwriting expenses for the year ended December 31, 2019 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	851.9	2,383.6	1,387.4	423.4	961.0	1,585.8	151.3	678.8	8,423.2
Commissions	204.1	629.9	350.8	80.1	444.6	256.2	29.1	187.5	2,182.3
Premium acquisition costs and other underwriting expenses	204.7	305.4	410.0	204.8	231.7	403.7	56.7	250.4	2,067.4

Underwriting expenses – accident year	1,260.7	3,318.9	2,148.2	708.3	1,637.3	2,245.7	237.1	1,116.7	12,672.9
Net (favourable) adverse claims reserve development	(67.1)	(229.6)	(6.2)	(82.1)	(46.5)	32.0	(28.3)	(52.0)	(479.8)

Underwriting expenses – calendar year	1,193.6	3,089.3	2,142.0	626.2	1,590.8	2,277.7	208.8	1,064.7	12,193.1

2018

	Insurance and Reinsurance
											Non- insurance companies
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,316.0	3,269.4	2,305.7	800.3	2,221.3	3,355.2	384.5	1,725.2	15,377.6	150.7	–	–	–	15,528.3
Intercompany	6.0	59.2	57.4	–	17.8	13.7	1.1	67.7	222.9	268.2	–	–	(491.1)	–

	1,322.0	3,328.6	2,363.1	800.3	2,239.1	3,368.9	385.6	1,792.9	15,600.5	418.9	–	–	(491.1)	15,528.3

Net premiums written	1,173.6	2,897.8	1,977.8	789.2	1,494.2	2,368.8	191.9	1,124.2	12,017.5	413.5	–	–	–	12,431.0

Net premiums earned
External	1,125.4	2,736.4	1,939.6	806.6	1,645.8	2,318.3	195.6	1,141.2	11,908.9	157.1	–	–	–	12,066.0
Intercompany	(6.2)	19.0	21.3	(2.3)	(166.1)	(31.5)	(6.1)	(75.6)	(247.5)	247.5	–	–	–	–

	1,119.2	2,755.4	1,960.9	804.3	1,479.7	2,286.8	189.5	1,065.6	11,661.4	404.6	–	–	–	12,066.0
Underwriting expenses(1)	(1,072.2)	(2,574.3)	(1,928.3)	(664.1)	(1,556.7)	(2,243.9)	(189.1)	(1,114.5)	(11,343.1)	(647.0)	–	–	–	(11,990.1)

Underwriting profit (loss)	47.0	181.1	32.6	140.2	(77.0)	42.9	0.4	(48.9)	318.3	(242.4)	–	–	–	75.9

Interest income	72.2	155.5	73.2	36.9	64.5	140.6	16.4	61.7	621.0	45.3	43.4	39.8	(5.6)	743.9
Dividends	10.2	15.6	4.9	3.5	3.6	11.3	7.8	3.5	60.4	9.8	10.0	1.3	–	81.5
Investment expenses	(15.4)	(31.2)	(13.5)	(8.1)	(12.8)	(34.7)	(3.1)	(18.5)	(137.3)	(11.4)	(40.6)	(3.3)	150.7	(41.9)

Interest and dividends	67.0	139.9	64.6	32.3	55.3	117.2	21.1	46.7	544.1	43.7	12.8	37.8	145.1	783.5

Share of profit (loss) of associates	6.3	65.8	4.1	4.4	5.3	(3.8)	(5.1)	16.7	93.7	0.8	109.4	17.2	–	221.1

Other
Revenue	–	–	–	–	–	–	–	–	–	–	4,434.2	–	–	4,434.2
Expenses	–	–	–	–	–	–	–	–	–	–	(4,176.1)	–	5.6	(4,170.5)

	–	–	–	–	–	–	–	–	–	–	258.1	–	5.6	263.7

Operating income (loss)	120.3	386.8	101.3	176.9	(16.4)	156.3	16.4	14.5	956.1	(197.9)	380.3	55.0	150.7	1,344.2
Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	–	252.9
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	–	–	–	–	–	(58.9)	–	(58.9)
Interest expense	–	(4.1)	(2.2)	(3.3)	(14.2)	(26.2)	–	(5.6)	(55.6)	–	(94.1)	(197.4)	–	(347.1)
Corporate overhead	(6.6)	(23.3)	(24.1)	(8.2)	(14.0)	(67.6)	(10.3)	(21.9)	(176.0)	–	–	(2.3)	(150.7)	(329.0)

Pre-tax income (loss)	58.1	248.0	(69.2)	107.8	(107.7)	(4.4)	(65.6)	32.8	199.8	(305.5)	1,186.6	(218.8)	–	862.1
Provision for income taxes														(44.2)

Net earnings														817.9

Attributable to:
Shareholders of Fairfax														376.0
Non-controlling interests														441.9

														817.9

(1)
Underwriting expenses for the year ended December 31, 2018 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	802.7	2,061.5	1,244.7	453.4	982.6	1,739.9	138.0	687.4	8,110.2
Commissions	184.5	588.7	304.2	84.2	456.8	207.8	19.9	177.6	2,023.7
Premium acquisition costs and other underwriting expenses	191.7	269.8	383.3	211.8	216.6	392.8	55.6	276.6	1,998.2

Underwriting expenses – accident year	1,178.9	2,920.0	1,932.2	749.4	1,656.0	2,340.5	213.5	1,141.6	12,132.1
Net favourable claims reserve development	(106.7)	(345.7)	(3.9)	(85.3)	(99.3)	(96.6)	(24.4)	(27.1)	(789.0)

Underwriting expenses – calendar year	1,072.2	2,574.3	1,928.3	664.1	1,556.7	2,243.9	189.1	1,114.5	11,343.1

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment were as follows:

	Investments in associates			Additions to goodwill		Segment assets			Segment liabilities
	2019		2018	2019	2018	2019		2018	2019		2018
Insurance and Reinsurance
Northbridge	195.4		136.9	–	–	4,654.4		4,205.7	3,085.0		2,706.0
Odyssey Group	641.6		443.2	–	–	13,489.0		12,077.8	8,710.8		7,887.7
Crum & Forster	265.4		260.6	0.5	–	6,803.3		6,217.4	4,995.4		4,617.9
Zenith National	133.2		149.3	–	–	2,504.8		2,543.0	1,527.7		1,612.8
Brit	270.0		266.9	45.9	–	8,106.8		7,543.4	6,329.2		5,947.6
Allied World	373.3		310.0	–	–	15,596.0		14,530.7	11,499.3		10,911.7
Fairfax Asia	92.1		91.6	–	(0.3)	2,231.5		1,813.4	805.1		692.4
Other	114.8		115.9	3.9	3.7	4,520.1		4,353.4	3,442.5		3,285.9

Operating companies	2,085.8		1,774.4	50.3	3.4	57,905.9		53,284.8	40,395.0		37,662.0
Run-off	142.0	(1)	273.4	3.8	–	6,372.6	(2)	5,529.1	4,530.2	(2)	3,934.3
Non-insurance companies	1,663.0		2,523.3	262.1	133.0	9,210.5		9,424.7	5,181.9		3,361.2
Corporate and Other and eliminations and adjustments	929.2		291.9	–	–	(2,980.5)		(3,866.5)	2,494.2		2,049.4

Consolidated	4,820.0		4,863.0	316.2	136.4	70,508.5		64,372.1	52,601.3		47,006.9

(1)
Excludes European Run-off's investments in associates and joint ventures with a carrying value of $368.8 and a fair value of $430.5 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Seaspan, APR Energy and Resolute.

(2)
Includes European Run-off's assets and liabilities that were included in assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23.

Product Line

Net premiums earned by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Net premiums earned – Insurance and Reinsurance
Northbridge	538.0	490.3	581.4	523.2	120.9	105.7	1,240.3	1,119.2
Odyssey Group	1,598.8	1,398.3	1,288.2	1,099.2	292.2	257.9	3,179.2	2,755.4
Crum & Forster	293.8	253.9	1,771.6	1,623.6	128.4	83.4	2,193.8	1,960.9
Zenith National	39.1	35.5	695.9	768.8	–	–	735.0	804.3
Brit	494.3	490.7	844.3	618.5	303.3	370.5	1,641.9	1,479.7
Allied World	832.1	794.5	1,394.1	1,362.4	109.2	129.9	2,335.4	2,286.8
Fairfax Asia	74.7	75.7	113.7	93.0	26.8	20.8	215.2	189.5
Other	601.2	564.9	305.8	308.5	139.8	192.2	1,046.8	1,065.6

Operating companies	4,472.0	4,103.8	6,995.0	6,397.2	1,120.6	1,160.4	12,587.6	11,661.4
Run-off	103.8	–	379.2	389.1	159.1	15.5	642.1	404.6

Consolidated net premiums earned	4,575.8	4,103.8	7,374.2	6,786.3	1,279.7	1,175.9	13,229.7	12,066.0
Interest and dividends							880.2	783.5
Share of profit of associates							169.6	221.1
Net gains on investments							1,716.2	252.9
Other revenue (Non-insurance companies)							5,537.1	4,434.2

Consolidated income							21,532.8	17,757.7

Allocation of net premiums earned	34.6%	34.0%	55.7%	56.3%	9.7%	9.7%	100.0%	100.0%

Geographic Region

Net premiums earned by geographic region for the years ended December 31 were as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Net premiums earned – Insurance and Reinsurance
Northbridge	1,223.8	1,108.2	16.5	11.0	–	–	–	–	1,240.3	1,119.2
Odyssey Group	80.8	70.2	2,126.5	1,858.0	377.1	319.8	594.8	507.4	3,179.2	2,755.4
Crum & Forster	–	–	2,191.7	1,958.0	–	–	2.1	2.9	2,193.8	1,960.9
Zenith National	–	–	735.0	804.3	–	–	–	–	735.0	804.3
Brit	107.0	95.3	1,119.5	1,073.7	48.9	57.9	366.5	252.8	1,641.9	1,479.7
Allied World	34.7	28.2	1,710.2	1,671.9	239.7	254.9	350.8	331.8	2,335.4	2,286.8
Fairfax Asia	–	–	–	–	215.2	189.5	–	–	215.2	189.5
Other	–	5.0	31.1	83.6	111.1	94.9	904.6	882.1	1,046.8	1,065.6

Operating companies	1,446.3	1,306.9	7,930.5	7,460.5	992.0	917.0	2,218.8	1,977.0	12,587.6	11,661.4
Run-off	5.8	–	29.8	6.3	0.5	–	606.0	398.3	642.1	404.6

Consolidated net premiums earned	1,452.1	1,306.9	7,960.3	7,466.8	992.5	917.0	2,824.8	2,375.3	13,229.7	12,066.0
Interest and dividends									880.2	783.5
Share of profit of associates									169.6	221.1
Net gains on investments									1,716.2	252.9
Other revenue (Non-insurance companies)									5,537.1	4,434.2

Consolidated income									21,532.8	17,757.7

Allocation of net premiums earned	11.0%	10.8%	60.1%	61.9%	7.5%	7.6%	21.4%	19.7%	100.0%	100.0%
(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

Non-insurance companies

Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:

	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Revenue	2,120.6	2,013.4	410.7	430.3	1,087.4	1,202.4	1,918.4	788.1	5,537.1	4,434.2
Expenses	(2,049.5)	(1,890.7)	(401.8)	(403.3)	(1,081.3)	(1,184.1)	(1,909.0)	(698.0)	(5,441.6)	(4,176.1)

Pre-tax income before interest expense and other(3)	71.1	122.7	8.9	27.0	6.1	18.3	9.4	90.1	95.5	258.1

(1)
These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(2)
These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(3)
Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2019			2018
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	8,401.5	–	8,401.5	7,545.9	–	7,545.9
Non-insurance companies' cost of sales	–	3,474.1	3,474.1	–	2,653.2	2,653.2
Wages and salaries	1,263.2	801.4	2,064.6	1,241.2	688.5	1,929.7
Depreciation, amortization and impairment charges(3)	233.8	377.7	611.5	184.6	166.3	350.9
Employee benefits	326.7	121.8	448.5	309.5	103.3	412.8
Premium taxes	223.9	–	223.9	210.9	–	210.9
Information technology costs	163.1	29.9	193.0	155.9	24.5	180.4
Audit, legal and tax professional fees	137.0	52.3	189.3	136.4	40.2	176.6
Non-insurance companies' marketing costs	–	108.5	108.5	–	102.7	102.7
Share-based payments to directors and employees	89.1	13.4	102.5	78.4	11.2	89.6
Short-term and low value lease costs(3)	17.5	60.5	78.0	–	–	–
Loss on repurchase of long term debt (note 15)(2)	–	23.7	23.7	–	58.9	58.9
Restructuring costs	3.8	3.2	7.0	25.9	9.5	35.4
Operating lease costs(3)	–	–	–	93.5	159.6	253.1
Administrative expense and other	304.8	390.4	695.2	285.9	211.5	497.4

	11,164.4	5,456.9	16,621.3	10,268.1	4,229.4	14,497.5

(1)
Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)
Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies, and loss on repurchase of long term debt of the holding company.

(3)
Reflects the adoption of IFRS 16 as described in note 3. Leases are presented in note 22.

27.  Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.

	December 31, 2019
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	98.8	84.5	183.3	0.6	–	0.6	99.4	84.5	183.9
Subsidiary cash and short term investments	1,934.7	1,355.0	3,289.7	469.4	195.4	664.8	2,404.1	1,550.4	3,954.5
Fairfax India	67.0	19.1	86.1	18.6	–	18.6	85.6	19.1	104.7
Fairfax Africa	77.9	0.8	78.7	7.5	–	7.5	85.4	0.8	86.2
Assets held for sale (note 23)	160.5	65.0	225.5	54.0	4.2	58.2	214.5	69.2	283.7

	2,338.9	1,524.4	3,863.3	550.1	199.6	749.7	2,889.0	1,724.0	4,613.0

	December 31, 2018
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	131.0	96.1	227.1	0.6	–	0.6	131.6	96.1	227.7
Subsidiary cash and short term investments	2,300.1	1,722.7	4,022.8	359.7	201.2	560.9	2,659.8	1,923.9	4,583.7
Subsidiary assets pledged for short sale and derivative obligations	–	3.0	3.0	–	–	–	–	3.0	3.0
Fairfax India	25.0	27.1	52.1	15.6	–	15.6	40.6	27.1	67.7
Fairfax Africa	77.4	154.5	231.9	–	–	–	77.4	154.5	231.9

	2,533.5	2,003.4	4,536.9	375.9	201.2	577.1	2,909.4	2,204.6	5,114.0

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:

	2019	2018
Net (purchases) sales of securities classified at FVTPL
Short term investments	(4,646.5)	8,033.8
Bonds	3,618.7	(10,743.0)
Preferred stocks	(52.4)	(25.6)
Common stocks	898.3	82.3
Derivatives and short sales	(184.8)	(96.8)

	(366.7)	(2,749.3)

Changes in operating assets and liabilities
Net decrease (increase) in restricted cash and cash equivalents	(170.3)	102.9
Provision for losses and loss adjustment expenses	1,171.5	1,200.6
Provision for unearned premiums	893.9	521.9
Insurance contract receivables	(382.5)	(555.6)
Insurance contract payables	616.5	246.6
Recoverable from reinsurers	(1,093.8)	(954.5)
Other receivables	211.8	(211.6)
Accounts payable and accrued liabilities	3.8	225.3
Other	(297.0)	(304.2)

	953.9	271.4

Net interest and dividends received
Interest and dividends received	819.2	764.0
Interest paid on borrowings	(319.6)	(285.5)
Interest paid on lease liabilities(1)	(60.4)	–

	439.2	478.5

Net income taxes paid	(178.9)	(229.9)

(1)
Reflects the adoption of IFRS 16 as described in note 3.

28.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 determined in accordance with the company's IFRS accounting policies was as follows:

	2019	2018
Salaries and other short-term employee benefits	9.8	9.3
Share-based payments	5.1	3.6

	14.9	12.9

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2019	2018
Retainers and fees	1.1	0.9
Share-based payments	0.2	0.3

	1.3	1.2

During 2019 the company recorded a performance fee receivable of $47.8 pursuant to its investment advisory agreement with Fairfax India whereby the company will receive a performance fee if the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) exceeds a specified threshold over the period from January 1, 2018 to December 31, 2020. Settlement of the performance fee is expected to be in the first quarter of 2021 by way of Fairfax India subordinate voting shares. The calculation of the performance fee was reassessed and adjusted during 2019 to reflect the company's receipt of a performance fee of $114.4 on March 9, 2018, settled by way of newly issued Fairfax India subordinate voting shares as described in note 23.

On February 28, 2020 Seaspan Corporation completed a reorganization pursuant to which its newly created holding company acquired all issued and outstanding shares of APR Energy plc from the company and other shareholders as described in note 6.

29.  Subsidiaries

During 2019 the company acquired AGT, ARX Insurance and Universalna, consolidated CIG and deconsolidated Grivalia Properties as described in note 23. The company has wholly-owned subsidiaries not presented in the tables below that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

December 31, 2019	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Group Holdings, Inc. (Odyssey Group), which consists of:	United States
Hudson Insurance Company (Hudson Insurance)	United States
Newline Holdings UK Limited (Newline)	United Kingdom
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	89.3%
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	70.1%
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (SouthBridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (SouthBridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (SouthBridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.0%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Run-off
U.S. Run-off, which consists of:
TIG Insurance Company (TIG Insurance)	United States
European Run-off, which consists of (1):
RiverStone Insurance (UK) Limited (RiverStone (UK))	United Kingdom
RiverStone Managing Agency Limited	United Kingdom
Advent Capital (Holdings) Ltd. (Advent)(2)	United Kingdom
TIG Insurance (Barbados) Company	Barbados
Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada
(1)
Classified as held for sale at December 31, 2019 as described in note 23.

(2)
Transferred to the Run-off reporting segment effective January 1, 2019 as described in note 25.

December 31, 2019	Domicile	Fairfax's ownership		Primary business
Non-insurance companies
Restaurants and retail
Recipe Unlimited Corporation (Recipe), which owns:	Canada	47.9%	(1)	Franchisor, owner and operator of restaurants
100.0% of Keg Restaurants Ltd. (The Keg)	Canada	47.9%		Owner and operator of premium dining restaurants
100.0% of Groupe St-Hubert Inc. (St-Hubert)	Canada	47.9%		Full-service restaurant operator and a fully integrated food manufacturer
89.2% of Original Joe's Franchise Group Inc. (Original Joe's)	Canada	42.7%		Multi-brand restaurant owner and operator
100.0% of Pickle Barrel Holdings Limited (Pickle Barrel)	Canada	47.9%		Owner and operator of restaurants and catering business
Praktiker Hellas Commercial Societe Anonyme (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Toys "R" Us (Canada) Ltd. (Toys "R" Us Canada)	Canada	100.0%		Retailer of toys and baby products
Sporting Life Group Limited, which owns:	Canada	65.1%		Invests in retail businesses
100.0% of Sporting Life Inc. (Sporting Life)	Canada	65.1%		Retailer of sporting goods and sports apparel
100.0% of Golf Town Limited (Golf Town)	Canada	65.1%		Retailer of golf equipment, consumables, athletic apparel and accessories
Kitchen Stuff Plus, Inc. (Kitchen Stuff Plus)	Canada	55.0%		Retailer of housewares and home decor
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
Fairfax India
Fairfax India Holdings Corporation (Fairfax India), which owns:	Canada	33.8%	(1)	Invests in public and private Indian businesses
89.5% of National Collateral Management Services Limited (NCML)	India	30.3%		Provider of agricultural commodities storage
48.8% of Fairchem Speciality Limited (Fairchem)	India	16.5%		Manufacturer, supplier and exporter of aroma chemicals
51.0% of Saurashtra Freight Private Limited (Saurashtra Freight)	India	17.2%		Container freight station operator
Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	66.9%		Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	66.9%		Owner and operator of holiday resorts
Other
Fairfax Africa Holdings Corporation (Fairfax Africa), which owns:	Canada	62.0%	(1)	Invests in public and private African businesses
49.3% of Consolidated Infrastructure Group (CIG)	South Africa	30.6%	(2)	Developer and operator of engineering infrastructure
AGT Food and Ingredients Inc. (AGT)	Canada	59.6%		Originator, processor and distributor of value-added pulses and staple foods.
Dexterra Integrated Facilities Management (Dexterra)	Canada	100.0%		Infrastructure services to industries and government
Boat Rocker Media Inc. (Boat Rocker)	Canada	59.1%		Development, production, marketing and distribution of television programs
Mosaic Capital Corporation (Mosaic Capital)	Canada	–	(3)	Invests in private Canadian businesses
Pethealth Inc. (Pethealth)	Canada	100.0%		Pet medical insurance and database services
Rouge Media Group Inc. (Rouge Media)	Canada	65.0%		Media and marketing solutions
(1)
The company owns multiple voting shares and subordinate voting shares of Recipe, Fairfax India and Fairfax Africa that give it voting rights of 61.6%, 93.8% and 98.5% respectively.

(2)
The company's consolidated ownership of CIG is 31.2% inclusive of a 0.6% ownership interest held by Bryte Insurance.

(3)
The company owns Mosaic Capital warrants that represent a substantive potential voting interest of approximately 62%.

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  Exhibit 99.2
Consolidated Financial Statements